UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

STRATASYS LTD.

(Name of Subject Company)

STRATASYS LTD.

(Name of Persons Filing Statement)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M85548101
(CUSIP Number of Class of Securities)

Vered Ben Jacob
Chief Legal Officer

1 Holtzman Street

Science Park, P.O. Box 2496

Rehovot 76124, Israel

Tel: +972-74-745-4029

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

J. David Chertok, Adv. Dr. Shachar Hadar, Adv. Jonathan Atha, Adv. Meitar Law Offices 16 Abba Hillel Road Ramat-Gan 5250608, Israel Tel: +972-3-6103186	Adam O. Emmerich, Esq. Viktor Sapezhnikov, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Stratasys Ltd., an Israeli company (“Stratasys” or the “Company”). The addresses and phone numbers of Stratasys’ principal executive offices are 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel, +972-74-745-4314 and 7665 Commerce Way, Eden Prairie, Minnesota, 952-937-3000.

Securities

The title of the class of equity securities to which this Statement relates is Stratasys’ Ordinary Shares, par value NIS 0.01 per share (“Stratasys ordinary shares”), and the associated special purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of July 25, 2022, between Stratasys and Continental Stock Transfer & Trust Company, as rights agent (“Continental”), as amended by that certain First Amendment to Rights Agreement, dated as of May 25, 2023, between Stratasys and Continental (the “Rights Agreement”). Unless the context requires otherwise, all references to Stratasys ordinary shares include the Rights and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the terms of the Rights Agreement, as it may be amended from time to time. As of May 24, 2023, there were 68,552,104 Stratasys ordinary shares outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address, and business telephone number of Stratasys, which is the subject company and the person filing this Statement, are set forth in Item 1 above. Stratasys’ website address is www.stratasys.com. The information on Stratasys’ website should not be considered a part of this Statement.

Tender Offer

This Statement relates to the unsolicited tender offer by Nano Dimension Ltd. (“Nano” or “Offeror”), an Israeli company, to purchase up to 27,925,689 Stratasys ordinary shares not already owned by Nano, which, together with the Stratasys ordinary shares already owned by Nano, represent no more than 55% (and at least 53%) of the outstanding Stratasys ordinary shares upon consummation of the tender offer, for $18.00 per share in cash, less any required withholding taxes and without interest (the “Offer Consideration”), upon the terms and conditions set forth in the Offer to Purchase dated May 25, 2023 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”) and the related Notice of Objection (the “Notice of Objection”) contained in the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Nano with the Securities and Exchange Commission (the “SEC”) on May 25, 2023. The tender offer is denominated as a “special tender offer” under the provisions of the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”) applicable to tender offers as a result of which a person seeks to become a holder of a “control block.” The tender offer and the value of the consideration offered thereby, together with all of the terms and conditions applicable to the special tender offer, is referred to collectively in this Statement as the “Offer.” According to the Schedule TO, the Offer will expire at 11:59 P.M., New York Time, on June 26, 2023 (such time, as it may be extended, the “Expiration Date”), unless Nano extends or earlier terminates the Offer.

According to the Schedule TO, the purpose of the Offer is to acquire up to 27,925,689 Stratasys ordinary shares such that Nano would own up to and no more than 55% of the outstanding Stratasys ordinary shares, and a minimum of 53% of the outstanding Stratasys ordinary shares, in order to acquire or influence control of the business of Stratasys. According to the Schedule TO, Nano would like to increase its ownership and voting interest in order to have more influence over the future direction of Stratasys.

The Offer is subject to numerous conditions, which include the following, among others:

●	there being validly tendered and not properly withdrawn, prior to the expiration of the Offer, at least 3,420,074 Stratasys ordinary shares, representing at least 5% of the issued and outstanding Stratasys ordinary shares (the “Threshold Condition”);

●	there being validly tendered and not properly withdrawn, prior to the expiration of the Offer, at least 26,557,660 Stratasys ordinary shares (the “Minimum Tender Condition”);

●	there being validly tendered and not properly withdrawn the aggregate number of Stratasys ordinary shares (excluding the Stratasys ordinary shares held by Nano or any shareholder who has a “personal interest” or their relatives, within the meaning of the Companies Law) exceeding the aggregate number of Stratasys ordinary shares represented by offerees who object to the consummation of the Offer (the “Minimum Majority Condition”);

●	Nano obtaining approval of the acquisition of Stratasys ordinary shares in the Offer from the Committee on Foreign Investment in the United States (“CFIUS”) at least one U.S. business day prior to the Expiration Date (the “CFIUS Condition”);

●	the Stratasys Board terminating the Rights Plan (as defined below), not issuing the Rights pursuant to the Rights Plan as a result of the Offer or Nano otherwise being satisfied in its sole discretion that the Rights will not be triggered as a result of the Offer (the “Rights Plan Condition”);

●	(a) Stratasys or the Stratasys Board, after the date of the Offer, having not authorized, recommended, proposed or announced its intent to do so or enter into, or (b) Stratasys having not entered into an agreement with respect to or otherwise having effected or agreed or proposed to effect:

o	a merger, consolidation, liquidation, dissolution, spin-off or other business combination with respect to, or disposition or relinquishment of: (i) Stratasys or any business unit or subsidiary of Stratasys or (ii) any assets constituting more than 10% of Stratasys’ consolidated assets or revenues;

o	the purchase or acquisition by Stratasys or any of its subsidiaries of another business or entity;

o	the adoption of or amendment to any existing compensation arrangement with any executive officer or director of Stratasys which would be triggered upon a change of control event, including the Offer; or

o	the contracting, licensing or assignment of rights to manufacture, produce or assemble a material portion of Stratasys products to any third party that is not a subsidiary of Stratasys (collectively, the “Change of Business Condition”);

●	Nano obtaining any other approvals, licenses, permits or consents of any competent authority or any other approval required under applicable law to purchase Stratasys ordinary shares pursuant to the Offer (the “Legal and Regulatory Approvals Condition”); and

●	none of the following “events” occurring at any time on or after the commencement of the Offer and prior to 11:59 P.M., New York time, on the Expiration Date whereby such “event” would cause the terms of the Offer as a result of such “event” to become materially different from the terms which a reasonable person in the Offeror’s position would have proposed had it known of such “event” on the date of the Offer to Purchase; provided that, Nano did not know and could not have known of such an event on the date of the Offer to Purchase:

o	any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any legislative body, court, government or governmental administrative or regulatory authority or agency of competent jurisdiction, domestic or foreign;

o	any action or proceeding instituted or pending by any governmental entity or third party before a court or other authority of competent jurisdiction, domestic or foreign;

o	any change that has or will have occurred (or any development that has or will have occurred involving prospective changes) in the business, assets, liabilities, conditions (financial or otherwise), prospects or results of operations of Stratasys that has, or could reasonably be expected to have, in Nano’s reasonable discretion;

o	a general suspension of trading securities on Nasdaq;

o	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Israel (whether or not mandatory) or a material limitation (whether or not mandatory) by any governmental entity on the extension of credit by banks or other lending institutions, that could have a material adverse effect on Nano, Stratasys or the trading of the Stratasys ordinary shares;

o	a material escalation or worsening of any of the foregoing existing at the time of the commencement of the Offer;

o	any change in the general political, market, economic or financial conditions in the United States, Israel or abroad that could, have a material adverse effect on Nano, Stratasys or the trading of the Stratasys ordinary shares; or

o	the proposal, announcement or commencement of a tender offer or exchange offer for any or all of Stratasys ordinary shares, or any merger, acquisition, business combination or other similar transaction with or involving Stratasys or any of its subsidiaries, by any other person, or the public disclosure thereof (collectively, the “No Impairment Condition”).

In addition to the foregoing conditions, under the Companies Law, each tendering shareholder is required to inform Nano when tendering its Stratasys ordinary shares, by indicating in the Letter of Transmittal, whether or not it has a personal interest in the acceptance of the Offer. If a tendering shareholder fails to indicate as such, such tendering shareholder will be deemed to have not tendered its Stratasys ordinary shares in the Offer and such Stratasys ordinary shares will not be counted for the purposes of determining if the Threshold Condition has been satisfied.

For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

The Schedule TO states that the principal executive offices of Nano are located at 2 Ilan Ramon, Ness Ziona, 7403635 Israel and that the telephone number of its principal executive offices is +972-73-7509142.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or in the excerpts from the Annual Report on Form 20-F, dated and filed with the SEC on March 3, 2023 (the “2022 Annual Report”), which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, and except for the Acceleration Letter (as defined below), as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Stratasys or any of its affiliates, on the one hand, and (a) Stratasys or any of its executive officers, directors, or affiliates, or (b) Nano or any of its executive officers, directors, or affiliates, on the other hand.

Eitan Zamir, Chief Financial Officer of Stratasys, has entered into an equity award acceleration letter (the “Acceleration Letter”) with Stratasys. The Acceleration Letter provides that, if a Merger/Sale (as defined in the applicable equity compensation plan of Stratasys) occurs and, within twelve months after the consummation of the Merger/Sale, Mr. Zamir’s employment is terminated by Stratasys or a successor entity without “cause” or Mr. Zamir resigns for “good reason”, then the vesting of one-half of the Stratasys restricted share units, performance restricted share units, or other awards (“Awards”) then held by Mr. Zamir will accelerate. If the Offer is completed and the Offeror causes a change in the majority of the members of the Board of Directors of Stratasys, such change would constitute a Merger/Sale for purposes of the 2022 Share Incentive Plan. As of the date of this Statement, the estimated value of one-half of the Awards granted to Mr. Zamir pursuant to the 2022 Share Incentive Plan and outstanding as of the date of this Statement, calculated based on the Offer Price, is $689,274.

The Offer to Purchase provides, and our directors acknowledge, that following consummation of the Offer, Nano intends to take actions to replace the Stratasys Board.  Accordingly, if the Offer is consummated, members of the Stratasys Board will likely be removed as directors.

Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2022 Annual Report: excerpts from the section entitled “Directors, Senior Management and Employees—Compensation” and the entirety of the section entitled “Major Shareholders and Related Party Transactions—Related Party Transactions—Employment and Consulting Agreements with Directors and Executive Officers.”

Any information contained in the pages from the 2022 Annual Report incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Nano

According to the Schedule TO, as of May 25, 2023, Nano was the beneficial owner of 9,695,115 Stratasys ordinary shares, representing approximately 14.2 percent of the outstanding Stratasys ordinary shares as of April 3, 2023.

Except for a non-analysis agreement from March 2017 relating to Stratasys’ review of one of Nano’s products, Stratasys has not entered into any commercial arrangements with Nano.

The information contained in “Item 4. The Solicitation or Recommendation” below is incorporated herein by reference.

The Desktop Metal Merger

On May 25, 2023, Stratasys entered into an Agreement and Plan of Merger, by and among Stratasys, Tetris Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Stratasys (“Merger Sub”), and Desktop Metal, Inc., a Delaware corporation (“Desktop Metal”) (the “Desktop Metal Merger Agreement”), pursuant to which Merger Sub will merge with and into Desktop Metal, with Desktop Metal surviving the merger as a direct wholly owned subsidiary of Stratasys (the “Desktop Metal Merger”). Subject to the terms and conditions set forth in the Desktop Metal Merger Agreement, if the Desktop Metal Merger is completed, Stratasys will issue to Desktop Metal’s stockholders, for each share of Class A common stock, par value $0.0001 per share, of Desktop Metal (“Desktop Metal Common Stock”) held by them immediately prior to the closing, 0.123 Stratasys ordinary shares.

The Stratasys Board unanimously adopted the Desktop Metal Merger Agreement and deemed it advisable and in the best interests of Stratasys and its shareholders to enter into the Desktop Metal Merger Agreement and to consummate the Desktop Metal and the other transactions contemplated thereby. The Desktop Metal Merger is subject to customary closing conditions, such as the approval of Desktop Metal stockholders and Stratasys shareholders and the receipt of certain regulatory approvals. Following the closing of the Desktop Metal Merger, which is expected to occur in the fourth quarter of 2023, existing Stratasys shareholders will own approximately 59% of the combined company, and legacy Desktop Metal stockholders will own approximately 41% of the combined company, in each case, on a fully diluted basis. As described below, the discussions between Stratasys and Desktop Metal that led to the Desktop Metal Merger Agreement began long before Nano indicated an interest in seeking to acquire control of Stratasys.

A summary of the Desktop Metal Merger Agreement is contained in the Company’s Report of Foreign Private Issuers on Form 6-K filed with the SEC on May 26, 2023. Additional disclosure related to the Desktop Metal Merger Agreement will be included in a registration statement on Form F-4 that will include a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. This summary does not purport to be complete and is qualified in its entirety by reference to the Desktop Metal Merger Agreement, which is filed as Exhibit (e)(2) to this Statement and is hereby incorporated herein by reference.

The Stratasys Board reaffirms its recommendation of, and its declaration of advisability with respect to, the Desktop Metal Merger Agreement.

Amendment to Stratasys Rights Plan

In connection with the Desktop Metal Merger, Stratasys entered into the First Amendment to Rights Agreement, dated as of May 25, 2023, between Stratasys and Continental (the “Rights Agreement Amendment”) to extend the expiration date of the Rights Agreement from July 24, 2023 to the later of (a) July 24, 2023 and (b) the conclusion of the extraordinary general meeting of Stratasys’ shareholders for the purpose of seeking approval of the Desktop Metal Merger (unless such meeting has been validly adjourned or postponed, in which case at the final adjournment or postponement thereof) or such time as the Desktop Metal Merger Agreement has been validly terminated in accordance with its terms.

A summary of the Rights Agreement Amendment is contained in the Company’s Report of Foreign Private Issuers on Form 6-K filed with the SEC on May 25, 2023. This summary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement Amendment, which is filed as Exhibit (e)(3) to this Statement and is hereby incorporated herein by reference.

Indemnification of Directors and Officers

Stratasys is organized under the laws of Israel. The Companies Law provides that an Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is inserted in its articles of association. The company may not exculpate in advance a director from liability arising out of a breach of the duty of care related to a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder in respect of certain liabilities and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided that its articles of association include a provision authorizing such indemnification, including financial liability pursuant to a judgment and reasonable litigation expenses, including attorneys’ fees. A company may also insure an office holder against certain liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association, including a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company; a breach of duty of care to the company or to a third party, to the extent that such a breach arises out of the negligent conduct of the office holder; and a financial liability imposed on the office holder in favor of a third party. Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following: a breach of fiduciary duty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder; an act or omission committed with intent to derive illegal personal benefit; or a fine or forfeit levied against the office holder.

The Amended and Restated Articles of Association of Stratasys permit the Company to exculpate, indemnify and insure its office holders to the fullest extent permitted or to be permitted by the Companies Law. In addition, Stratasys has entered into agreements with certain of its office holders and members of the senior management team undertaking to indemnify them to the fullest extent permitted by Israeli law and exculpating them in advance from liability in the case of a breach of the duty of care (other than as prohibited by the Companies Law).

Item 4. The Solicitation or Recommendation

Solicitation/Recommendation

After careful consideration, including review of the terms and conditions of the Offer in consultation with Stratasys’ independent outside financial and legal advisors, the Stratasys Board of Directors (the “Stratasys Board”) determined that the Offer is inadequate and not in the best interests of Stratasys’ shareholders. Accordingly, for the reasons described in more detail below, the Stratasys Board unanimously recommends that Stratasys shareholders REJECT the Offer and NOT tender any of their Stratasys ordinary shares to Nano pursuant to the Offer AND deliver a Notice of Objection against the Offer. The delivery of a Notice of Objection is provided for in the provisions of the Companies Law applicable to a “special tender offer”; under such provisions, Stratasys ordinary shares may not be purchased under the Offer unless a majority of the shares who indicate a position in respect of the Offer (either by tendering their shares to be accepted in the Offer or by delivering a Notice of Objection against the Offer) indicate their support for the Offer. Please see “— Reasons for Recommendation” below for further detail.

The Stratasys Board reaffirms its recommendation of, and its declaration of advisability with respect to, the Desktop Metal Merger Agreement.

The Stratasys Board wishes to emphasize to Stratasys’ shareholders the importance of delivering a Notice of Objection to reject the Offer in addition to not tendering any Stratasys ordinary shares in the Offer. The Notice of Objection is attached as Annex D to this Statement.

Not taking any action is not sufficient to express opposition to the Offer. Under Israeli tender offer rules, the Offer will fail if the shares covered by submitted Notices of Objection are greater than or equal to the number of Stratasys ordinary shares tendered in the Offer.

If you have tendered any of your Stratasys ordinary shares, you can withdraw them. For assistance in withdrawing your Stratasys ordinary shares or filing a Notice of Objection, you can contact your broker or Stratasys’ information agent, Morrow Sodali LLC (“Morrow Sodali”), at the address and phone number below:

Morrow Sodali

SSYS@info.morrowsodali.com

509 Madison Avenue, Suite 1206
New York, New York 10022

(800) 662-5200

(203) 658-9400

A copy of the press release relating to the recommendation of the Stratasys Board that Stratasys shareholders reject the Offer and not tender any of their Stratasys ordinary shares to Nano pursuant to the Offer and deliver a Notice of Objection is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

Background of the Offer and Reasons for Recommendation

Background of the Offer

Stratasys evaluates, including with its outside financial and legal advisors, on an ongoing basis its business strategy, capital allocation and potential strategic alternatives in an effort to drive shareholder value. This evaluation is dynamic and takes into account the perspectives of the Stratasys shareholders, whose views are actively sought through Stratasys’ shareholder engagement efforts. In connection with its evaluations, the Stratasys Board has considered various strategic and financial initiatives, including the possibility of business combinations and acquisitions, including a combination with Desktop Metal, Inc. (“Desktop Metal”). As a result of these evaluations, over the course of the last few years, Stratasys’ senior management and the Stratasys Board became generally familiar with Desktop Metal, its business and its management team, and believed that a potential combination of the two companies on appropriate terms could be an opportunity to enhance shareholder value.

Beginning in January 2021, Mr. Yoav Zeif, Chief Executive Officer of Stratasys, and Ric Fulop, Chief Executive Officer of Desktop Metal, periodically discussed potential collaborations between and a combination of Stratasys and Desktop Metal.

On February 9, 2021, Desktop Metal delivered to Stratasys a non-binding, preliminary indication of interest to acquire Stratasys in a stock-for-stock transaction on the basis of $60.00 per Stratasys ordinary share (the “Initial DM Proposal”).

On February 24, 2021, Mr. Zeif met with Mr. Fulop to convey that, after careful review and deliberation with the members of management and advisors present at the board meeting, the Stratasys Board unanimously determined that the Initial DM Proposal undervalued Stratasys in light of its standalone prospects and was therefore not in the best interests of Stratasys and its shareholders and rejected the Initial DM Proposal.

On July 18, 2022, Nano issued a press release announcing that it owned approximately 12.12% of the then-outstanding Stratasys ordinary shares. The press release stated that the purpose of Nano’s purchase of Stratasys ordinary shares was the “formation of a strategic investment in a market-leader which is well established in a relatively seasoned market segment.”

Also on July 18, 2022, Nano filed a Schedule 13G with the SEC disclosing beneficial ownership of 12.1% of outstanding Stratasys ordinary shares. In the Schedule 13G, Nano certified that the Stratasys ordinary shares “were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.”

On July 24, 2022, the Stratasys Board held a meeting to discuss the potential adoption of a shareholder rights plan and other actions that Stratasys could take in response to Nano’s accumulation of Stratasys ordinary shares. Following such discussion, the Stratasys Board determined that a shareholder rights plan was in the best interests of the Company and its shareholders and unanimously approved the adoption of a limited duration shareholder rights plan (the “Rights Plan”).

On July 25, 2022, Stratasys announced the adoption of the Rights Plan, which expires on July 24, 2023. The press release announcing its adoption stated that the Rights Plan “is designed to reduce the likelihood that any entity, person or group would gain control of, or significant influence over, Stratasys through the open-market accumulation of the Company’s shares without appropriately compensating all Stratasys shareholders for control.” The Rights issuable under the Rights Plan are exercisable only if a person or group of beneficial ownership acquires 15% or more of Stratasys ordinary shares, subject to certain exceptions.

On November 5, 2022, Stratasys and Desktop Metal entered into a Mutual Confidentiality and Non-Disclosure Agreement in connection with a potential business combination transaction (the “Desktop Metal NDA”).

On December 12, 2022, Stratasys and Desktop Metal amended the Desktop Metal NDA to include certain standstill provisions.

On December 14, 2022, Nano filed a Report of Foreign Private Issuers on Form 6-K with the SEC announcing the results of its Special General Meeting of Shareholders held on December 13, 2022 (the “Nano Special Meeting”). Nano reported that at the Nano Special Meeting, the Nano shareholders voted to reject all agenda items proposed by Nano’s board of directors, as set forth below:

●	“to increase the Company’s registered share capital and to cancel its nominal value per share and to amend and restate the Company’s Amended and Restated Articles of Association to reflect the same;

●	to approve an update to the form of the Company’s Indemnification Agreement with its directors and officers and to amend and restate the Company’s Amended and Restated Articles of Association to reflect the same; and

●	to approve amended and restated Series B Warrants in consideration of an additional investment by Mr. Yoav Stern, the Company’s Chief Executive Officer and Chairman of the Board, in a warrant transaction.” The amendment and restatement would have re-priced such warrants previously awarded to Mr. Stern by reducing the exercise price from $6.16 to $2.46 per share.

On January 23, 2023, Murchinson Ltd. (“Murchinson”), Nano’s largest shareholder, filed a Schedule 13D with the SEC disclosing beneficial ownership of 5.1% of outstanding Nano ordinary shares. In the Schedule 13D, Murchinson stated that it had delivered a letter to Nano’s board of directors demanding, pursuant to the Companies Law, that Nano convene a special general meeting of shareholders.

On January 30, 2023, Nano announced that it rejected Murchinson’s request to call a special meeting, arguing that the demand failed to comply with the requirements set forth under the Companies Law. On the same day, Nano announced that it had adopted a limited duration shareholder rights plan on January 27, 2023.

On February 7, 2023, Murchinson submitted a motion for temporary relief against Nano in the Central Region District Court in Lod in Israel (CC 15670-02-23), followed by a statement of claim, requesting an interim injunction ordering Nano to refrain from allotting any Nano ordinary shares in a way that may harm or otherwise affect Murchinson’s demand to call a special meeting, and to notify the shareholders in advance of any transaction not within the regular course of business.

On February 8, 2023, Murchinson announced it had communicated to Mr. Stern and Nano’s board of directors urging them to refrain from any dilutive or defensive transaction intended to further entrench its current leadership.

On February 13, 2023, Murchinson announced that a Special General Meeting of Nano shareholders would be held on March 20, 2023 (the “Disputed Nano Shareholder Meeting”) and filed a Notice of the Meeting and Related Proxy Materials for the Meeting with the SEC related thereto, at which a proposal to remove four current directors of Nano, including Mr. Stern, would be voted on, among other proposals.

On February 27, 2023, Nano submitted a statement of claim against Murchinson and its affiliates in the Central Region District Court in Lod in Israel (CC 64458-02-23), requesting, inter alia, an order declaring that the Disputed Nano Shareholder Meeting did not meet the conditions required under the law and Nano’s articles of association. On February 28, 2023, Murchinson sought to expedite the court’s consideration of the action, which Nano opposed.

On February 28, 2023, the Stratasys Board held a meeting at which, among a number of other matters, certain transaction opportunities were discussed. At this meeting, the Stratasys Board received an update from members of Stratasys’ management team regarding discussions with representatives of Desktop Metal relating to a potential transaction.

On March 5, 2023, Mr. Zeif received a proposal from Desktop Metal for a transaction in which Stratasys and Desktop Metal would combine in a stock-for-stock merger transaction. Over the following 11 weeks, Desktop Metal and Stratasys continued to discuss the terms of a potential stock-for-stock merger transaction.

On March 6, 2023, the Stratasys Board received an unsolicited proposal from Nano to acquire the outstanding Stratasys ordinary shares for $18.00 per share in cash (the “Initial Proposal”).

On March 8, 2023, Murchinson issued a public letter to Nano’s shareholders encouraging them to vote at the upcoming Disputed Nano Shareholder Meeting. An appendix of questions for Mr. Stern and the board of directors of Nano was attached to the press release, including a question regarding Nano’s rationale for “taking an activist position in Stratasys” and why Nano was “spending its time and money acting like an activist hedge fund and not focusing on 3D printing.”

On March 8, 2023, Mr. Stern delivered a text message to Mr. Zeif requesting a meeting to discuss the Initial Proposal.

On March 9, 2023, Murchinson issued a press release announcing that Institutional Shareholder Services Inc. (“ISS”) had recommended that Nano shareholders vote to support all of Murchinson’s proposals at the Disputed Nano Shareholder Meeting, including the removal of Mr. Stern and three other Nano directors.

On March 9, 2023, Mr. Zeif met with Mr. Stern for the first and only time. At this meeting, Mr. Stern described the Initial Proposal and the reasons Mr. Stern believed the Initial Proposal would be attractive to Stratasys and its shareholders. Mr. Zeif did not provide substantive feedback to or engage in any substantive discussion with Mr. Stern regarding the Initial Proposal or Nano’s interest in acquiring Stratasys or any Stratasys ordinary shares. Mr. Zeif made clear that the Stratasys Board would review the Initial Proposal with its financial and legal advisors.

Later on March 9, 2023, following the meeting between Mr. Zeif and Mr. Stern, Nano publicly announced the Initial Proposal. Following the announcement by Nano, Stratasys issued a press release confirming that it had received the Initial Proposal and announcing that the Stratasys Board would review and evaluate the Initial Proposal.

On March 10, 2023, Anson Funds (“Anson”), a Nano shareholder reportedly owning 5.1% of Nano outstanding ordinary shares, issued a press release, stating that it did not support Nano’s contemplated unsolicited takeover of Stratasys in light of the ongoing proxy contest stemming from Murchinson’s proposals to, among other things, remove four current directors of Nano.

On March 12, 2023, Murchinson issued a press release announcing that Glass Lewis & Co. (“Glass Lewis”) and Egan-Jones Rating Company had joined ISS in recommending that Nano shareholders vote to support all of Murchinson’s proposals at the Disputed Nano Shareholder Meeting. In the press release, Murchinson also reiterated Glass Lewis’ position that Nano’s recent hostile offer to acquire Stratasys “reflects a potential last ditch effort by the board [of directors of Nano] to demonstrate its efforts to effect a turnaround of [Nano].”

On March 13, 2023, Nano issued a press release announcing that a preliminary hearing on its statement of claims against Murchinson and its affiliates in the Central Region District Court in Lod in Israel (CC 64458-02-23) concerning the validity of the Disputed Nano Shareholder Meeting would be held on June 18, 2023.

On March 16, 2023, the Stratasys Board held a meeting to, inter alia, conduct an initial evaluation of the Initial Proposal with its advisors. Members of Stratasys’ management, as well as representatives from J.P. Morgan, Stratasys’ financial advisor (“J.P. Morgan”), and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) and Meitar Law Offices (“Meitar”), Stratasys’ legal advisors, were present at the meeting. J.P. Morgan presented its financial analysis of the Initial Proposal and other opportunities available to the Company, and Stratasys’ legal advisors updated the Stratasys Board on the Disputed Nano Shareholder Meeting, including Murchinson’s proposals to, among other things, remove four current directors of Nano (including Mr. Stern), and its potential consequences on the authority of Nano’s board and management. At this meeting, the Stratasys Board was also updated on the discussions that had been progressing with Desktop Metal.

On March 20, 2023, Murchinson issued a press release announcing that each of its proposals, including the removal of Mr. Stern and three other Nano directors, received support from at least 92% of the votes cast at the Disputed Nano Shareholder Meeting. Murchinson’s press release stated that 56,052,891 of the outstanding Nano ordinary shares cast votes at the Disputed Nano Shareholder Meeting. According to a press release issued by Nano on March 21, 2023, the percentage of outstanding Nano ordinary shares present at the Disputed Nano Shareholder Meeting was less than 13%, excluding shares owned by Murchinson and Anson.

On March 21, 2023, the Stratasys Board held a meeting to further discuss and evaluate the Initial Proposal with its advisors. Members of Stratasys’ management, as well as representatives from J.P. Morgan, Wachtell Lipton and Meitar were present at the meeting. J.P. Morgan presented updates to its financial analysis of the Initial Offer. The legal advisors provided an update on, among other things, the results of the Disputed Nano Shareholder Meeting. Following further discussion, the Stratasys Board discussed and considered J.P. Morgan’s financial analysis of the Initial Proposal and unanimously determined that the Initial Proposal substantially undervalued Stratasys in light of its standalone prospects and was not in the best interests of Stratasys and its shareholders and unanimously rejected the Initial Proposal.

On March 22, 2023, Stratasys issued a press release announcing the Stratasys Board’s unanimous rejection of the Initial Proposal.

On March 24, 2023, Murchinson submitted a statement of claim against Nano with a motion for temporary relief in the Central Region District Court in Lod in Israel (CC 57198-03-23), claiming that Murchinson had the right to convene the Disputed Nano Shareholder Meeting, and requesting a declaration from the court that the decisions taken at the Disputed Nano Shareholder Meeting were valid and must be implemented by Nano.

On March 27, 2023, Nano announced that it had filed a lawsuit in the U.S. District Court for the Southern District of New York against Murchinson, Anson Advisors, Inc., Boothbay Fund Management and their affiliates alleging that the defendants improperly acquired and misused their shareholding interests in Nano.

On March 29, 2023, the Stratasys Board received an unsolicited revised proposal from Nano to acquire the remaining outstanding Stratasys ordinary shares for $19.55 per share in cash (the “Revised Proposal”).

Later on March 29, 2023, Stratasys issued a press release confirming that it had received the Revised Proposal and announcing that the Stratasys Board would review and evaluate the Revised Proposal.

On April 1, 2023, the Stratasys Board held a meeting to discuss and evaluate the Revised Proposal with certain members of Stratasys’ management team and advisors, including J.P. Morgan, Wachtell Lipton, Meitar. Following a comprehensive review and discussion with the members of management and advisors present at the meeting, the Stratasys Board unanimously determined that the Revised Proposal continued to substantially undervalue Stratasys in light of its standalone prospects and was not in the best interests of Stratasys and its shareholders and rejected the Revised Proposal.

On April 3, 2023, Stratasys publicly announced the Stratasys Board’s unanimous rejection of the Revised Proposal. The press release included clarifications with respect to certain misleading statements made by Mr. Stern, including the following:

●	“Contrary to statements made by Mr. Stern, Stratasys’ CEO Dr. Yoav Zeif has met with Mr. Stern only once, on March 9, 2023. This meeting was at Mr. Stern’s request. Dr. Zeif did not indicate any support for the proposal and made it clear that Stratasys would respond once the Board’s review of Nano’s proposal was completed. Other than this one meeting, there has been no contact or substantive discussion between Dr. Zeif and Mr. Stern, any directors or any other representatives from either company.”

●	“Contrary to what was implied by Mr. Stern, Dr. Zeif fully agrees with the Board’s decision.”

●	“Contrary to claims made by Mr. Stern, Stratasys directors receive the majority of their board compensation (which is approved by the Stratasys shareholders) in Stratasys equity and are aligned with the interests of Stratasys shareholders.”

In its press release, Stratasys also questioned the composition and authority of Nano’s board and management to submit and follow through on a bona fide acquisition proposal due to the approval by Nano shareholders of the removal of Mr. Stern and three other Nano directors at the Disputed Nano Shareholder Meeting and the pending Israeli court proceeding on the validity of the Disputed Nano Shareholder Meeting.

Later on April 3, 2023, the Stratasys Board received a further revised unsolicited proposal from Nano to acquire the remaining outstanding Stratasys ordinary shares for $20.05 per share in cash (the “Second Revised Proposal,” together with the Initial Proposal and the Revised Proposal, the “Proposals”).

Nano publicly announced the Second Revised Proposal on April 3, 2023 and noted in its press release that the Second Revised Proposal was its “best and final” offer and that it intended to consider other options, including commencing a tender offer, if the Stratasys Board rejected the Second Revised Proposal.

On April 4, 2023, Stratasys issued a press release confirming that it had received the Second Revised Proposal and announcing that the Stratasys Board would review and evaluate the Revised Proposal.

On April 5, 2023, Nano issued a press release announcing that it was preparing a special tender offer for at least 51% of the outstanding Stratasys ordinary shares for $18 per share in cash in the event that the Stratasys Board was unwilling to engage with Nano on the Second Revised Proposal. Nano also stated in the press release its intent to seek relief from an Israeli court providing that the Rights Plan could not be triggered under the Companies Law in response to such special tender offer.

On April 12, 2023, the Stratasys Board held a meeting to discuss and review the Second Revised Proposal and the potential special tender offer with members of Stratasys’ management team and its advisors, including representatives of J.P. Morgan, Wachtell Lipton, Meitar and Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”). The Board discussed the Second Revised Proposal, the potential special tender offer, and the potential effects of the results of the Disputed Nano Shareholder Meeting. Following consultation with its financial and legal advisors, the Stratasys Board determined that the Second Revised Proposal continued to substantially undervalue Stratasys in light of its standalone prospects and was not in the best interests of Stratasys and its shareholders and unanimously rejected the Second Revised Proposal.

On April 13, 2023, Stratasys publicly announced the Stratasys Board’s rejection of the Second Revised Proposal and reiterated its concerns regarding the uncertainty of the composition and authority of Nano’s board and management, including its authority to submit and follow through on a bona fide acquisition proposal regarding Stratasys.

Also on April 13, 2023, the Stratasys Board received a letter from a representative of Sullivan & Worcester LLP (“Sullivan”), Nano’s legal counsel, on behalf of Nano (the “Sullivan Letter”). In the Sullivan Letter, Nano restated its intent to commence a special tender offer and claimed that the Rights Plan could not be triggered in connection with such special tender offer in accordance with the Companies Law, and that triggering the Rights Plan would represent a stark departure from standard business practices. Nano demanded that the Stratasys Board, by the next business day, April 16, 2023, at 17:00, “approve…that they will act accordingly and as required by their fiduciary duties and the Companies Law, and will avoid any wrongful interference in a case of a Special Tender Offer made by Nano and will take the necessary actions vis-à-vis the Poison Pill, in order to abolish and prevent it from being triggered in this case.”

On April 16, 2023, the District Court for the Central District rendered an interim decision in CC 57198-03-23 Murchinson Ltd., vs. Nano Dimension (April 16, 2023) requiring that two observers be appointed by Murchinson to Nano’s board of directors until a decision is rendered in the proceeding regarding the Disputed Nano Shareholder Meeting, or until the annual general meeting is convened (the “Interim Murchinson Decision”). The court also noted that it was not possible at that time to state that the chances of admitting Murchinson’s complaint were low, and that there were doubts, even prima facie, regarding the legality of Nano’s board composition.

On April 18, 2023, a representative of Meitar delivered a letter to a representative of Sullivan reiterating that the Israeli court had made clear that “Nano is currently acting with a board of directors as to which ‘there is doubt as to its legality’” (quoting the April 16, 2023 decision of the Israeli court) and accordingly, there is at least a reasonable likelihood that the Israeli court will determine that the Disputed Nano Shareholder Meeting was valid. The letter also stated that “under these circumstances it is clearly improper for the members of the board of directors of Nano and certain officers of Nano, acting in what may soon be found to be ultra vires, to plunge Nano, Stratasys, and Stratasys’ shareholders into a hostile take-over bid, rather than wait three to four months, until Nano’s governance is clarified and resolved. It may also be inconsistent with Nano’s board members’ fiduciary duties to Nano and its shareholders.”

On April 18, 2023, Stratasys issued a press release commenting on the illegitimacy and unclear legality of Nano’s ongoing campaign against Stratasys in light of the Interim Murchinson Decision. The press release also highlighted Nano’s omission of the key fact that the court-ordered temporary observers are to be Murchinson’s dissident director candidates.

On April 19, 2023, Nano issued a press release alleging that it has clear and full authority to take actions that are not in the ordinary course of business, including a transaction with Stratasys, and that any claim made to the contrary by Stratasys is false and misleading. The press release also claimed that Nano would continue to proceed with the an all-cash special tender offer at $18.00 per ordinary share of Stratasys.

On April 24, 2023, Nano filed a motion for a preliminary injunction and expedited discovery in its lawsuit in the U.S. District Court for the Southern District of New York against Murchinson, Anson Advisors, Inc., Boothbay Fund Management and their affiliates, arguing that the defendants should be enjoined from (i) buying or selling shares of Nano, and (ii) exercising any shareholder rights in connection with their Nano shares for a period of at least six weeks after the defendants file an updated Schedule 13D disclosure (the “Nano PI Motion”).

On April 25, 2023, Nano filed an application in the District Court in Tel Aviv for an urgent grant of a temporary injunction against Stratasys to prohibit Stratasys from taking any action to prevent or to unlawfully intervene in the Offer (the “Nano Application”). Later that day, the court rejected the application for an urgent grant and stated that Nano’s application would be addressed within the usual timetable. The court scheduled a hearing on the Nano Application to be held on May 15, 2023, and set a deadline of May 11, 2023 for Stratasys to respond.

On April 29, 2023, Mr. Zeif and Mr. Fulop met to further discuss a potential combination between Stratasys and Desktop Metal.

On April 30, 2023, the Stratasys Board held a meeting to discuss the status of the potential tender offer, the Rights Plan, the status of discussions with Desktop Metal, and other matters with members of Stratasys’ management team and its advisors, including representatives of J.P. Morgan, Wachtell Lipton and Meitar. Following consultation with its financial and legal advisors, the Stratasys Board adopted resolutions to provide that, in respect of any tender or exchange offer commenced for Stratasys ordinary shares, the Rights will only become exercisable on the close of business on the tenth day after the public announcement or public disclosure by Stratasys that a person or group has become a beneficial owner of 15% or more of Stratasys ordinary shares pursuant to such tender or exchange offer. Stratasys filed a Report of Foreign Private Issuers on Form 6-K with the SEC on May 1, 2023 announcing the adoption of such resolutions.

On May 1, 2023, Stratasys also filed an application in the District Court in Tel Aviv for a motion for summary dismissal of the Nano Application. On May 2, 2023, the court rejected the application for a motion for summary dismissal, preserving Stratasys’ arguments for the hearing scheduled for May 15, 2023 with respect to the Nano Application.

On May 2, 2023, the U.S. District Court for the Southern District of New York court denied Nano’s request for expedited discovery in connection with the Nano PI Motion. The court scheduled a hearing on the Nano PI Motion for June 23, 2023, five days after the hearing to be held on June 18, 2023 in the Central Region District Court in Lod in Israel concerning the validity of the Disputed Nano Shareholder Meeting.

On May 3, 2023, Stratasys delivered a non-binding indication of interest to Desktop Metal to combine Stratasys and Desktop Metal in a stock-for-stock merger transaction pursuant to which Desktop Metal would be merged into Stratasys (through a merger into a wholly owned subsidiary of Stratasys).

From May 5, 2023 through May 25, 2023, the management of Stratasys, with the assistance of its financial, legal and other advisors, conducted a technology, financial, operational, legal, tax and other due diligence review of Desktop Metal, discussed the potential terms for the combination of Stratasys and Desktop Metal in an all-stock transaction and negotiated the definitive agreement for such transaction. During this period, Stratasys’ management team provided regular updates to the Stratasys Board regarding the negotiation of the Desktop Metal transaction, and the Stratasys Board evaluated the Desktop Metal transaction and the proposed terms thereof with management and its financial, legal and other advisors.

On May 9, 2023, the Supreme Court in Jerusalem denied Nano’s motion for a stay of its obligation under the Interim Murchinson Decision to appoint Murchinson-designated board observers pending resolution of the court proceeding regarding the Disputed Nano Shareholder Meeting.

On May 11, 2023, the Central Region District Court in Lod in Israel issued a decision regarding Nano’s failure to permit observers appointed by Murchinson into its board meetings despite its obligation to do so under the Interim Murchinson Decision. The court held that the non-disclosure agreements Nano required the board observers to execute were unreasonable and ordered Nano to provide a standard non-disclosure agreement so that the observers can attend all board meetings.

Also on May 11, 2023, Stratasys filed its response to the Nano Application with the District Court in Tel Aviv. Stratasys argued that the court should deny the Nano Application. In connection with its response, Stratasys submitted an expert report concerning shareholder rights plans and their acceptance under Delaware law.

On May 14, 2023, Nano filed a motion in the District Court in Tel Aviv seeking to submit an expert report responding to the expert report submitted by Stratasys in connection with its response to the Nano Application. Later on May 14, 2023, the court issued a short order postponing the hearing scheduled for May 15, 2023 on the Nano Application based on its receipt of the expert report submitted by Nano. Stratasys filed a motion arguing that the hearing should not be postponed and that the expert report submitted by Nano was inadmissible and improper as it addressed and offered legal conclusions under Israeli law. The court ruled that the hearing would be held as originally scheduled on May 15, 2023, without ruling on the admissibility of the expert report filed by Nano.

Also on May 14, 2023, the Stratasys Board held a meeting with representatives of J.P. Morgan, Wachtell Lipton and Meitar to discuss the potential combination transaction with Desktop Metal, including the key terms and next steps thereof, the status of the potential tender offer by Nano and the Nano Application, as well as Stratasys’ financial results in the first quarter of 2023.

On May 15, 2023, the District Court in Tel Aviv held a hearing on the Nano Application, during which the court encouraged Nano and Stratasys to engage in mediation, and stated that the parties would reconvene in court on June 12, 2023 if the mediation fails, after all pleadings and witness statements have been filed.

On May 24, 2023, the Stratasys Board met, together with members of Stratasys’ management team and its advisors, including representatives of J.P. Morgan, Wachtell Lipton and Meitar. A representative of Meitar provided an update on developments since the previous meeting of the Stratasys Board and summarized the draft merger agreement between Stratasys and Desktop Metal and the Rights Agreement Amendment, and management and representatives of Meitar gave a summary of the results of the detailed technology, financial, operational, legal, tax and other due diligence review of Desktop Metal. Following this, representatives of J.P. Morgan provided a financial analysis with respect to the potential transaction with Desktop Metal. J.P. Morgan rendered for the benefit of the Stratasys Board its oral opinion, subsequently confirmed in writing, on May 25, 2023 that as of such date based upon and subject to the various assumptions, qualifications, limitations and other matters described in the written opinion, the exchange ratio pursuant to the proposed merger agreement with Desktop Metal was fair from a financial point of view to Stratasys. After discussions, the Stratasys Board unanimously (a) determined that the Desktop Metal Merger Agreement and the transactions contemplated thereby and the Rights Agreement Amendment were fair to, and in the best interests of, Stratasys and its shareholders, (b) approved and declared advisable the Desktop Metal Merger Agreement and the transactions contemplated thereby, (c) resolved to recommend that the holders of Stratasys ordinary shares approve the Desktop Metal Merger Agreement and the transactions contemplated thereby and (d) approved the execution, delivery and performance by Stratasys of the Desktop Metal Merger Agreement and the consummation of the transactions contemplated thereby and the Rights Agreement Amendment.

On May 25, 2023, Stratasys and Desktop entered into the Desktop Metal Merger Agreement and Stratasys entered into the Rights Agreement Amendment. Later that day, Stratasys and Desktop Metal issued a joint press release announcing the execution of the Desktop Metal Merger Agreement.

Later on May 25, 2023, Nano announced the commencement of the Offer.

On May 25, 2023 Stratasys moved to adjourn the filing of its statement of defense by 15 business days, initially scheduled for May 25, 2023, in order for the Stratasys Board to review the Offer and make its recommendation with respect thereto.

Following the commencement of the Offer by Nano, on May 25, 2023, Stratasys issued a press release noting that the Stratasys Board will review the Offer and intends to advise Stratasys shareholders of its formal position regarding the Offer within 10 business days by making available to Stratasys shareholders a Solicitation/Recommendation Statement on Schedule 14D-9, to be filed with the SEC.

On May 28, 2023, Nano submitted an update to the Israel court regarding the Offer and the Desktop Metal Merger Agreement, stating that, although Nano considers the Stratasys press release with respect to the Desktop Metal Merger as well as the Desktop Metal Merger Agreement to be an invalid attempt to impede the Offer, Nano will exhaust the mediation process in hopes to reach an agreement with Stratasys, while reserving Nano’s rights and arguments. Later on May 28, 2023, Nano filed its response opposing Stratasys’ motion for an extension to file its statement of defense in respect of the Nano Application, requesting a default judgement, and alternatively, that Stratasys immediately files its statement of defense.

On May 29, 2023, Stratasys filed a motion requesting leave to reply to Nano’s response submitted on May 28, 2023.

On May 29, 2023, the Stratasys Board held a meeting with certain members of Stratasys’ management team and advisors, including representatives of J.P. Morgan, Meitar, Wachtell Lipton and Joele Frank to discuss the commencement of the Offer. J.P. Morgan rendered for the benefit of the Stratasys Board its oral opinion, subsequently confirmed in writing, on May 29, 2023 that as of such date based upon and subject to the various assumptions, qualifications, limitations and other matters described in such written opinion, the consideration proposed to be paid to the holders (other than Nano and any of its affiliates) of Stratasys ordinary shares pursuant to the Offer was inadequate from a financial point of view to such holders. Following a financial presentation by representatives of J.P. Morgan and a legal presentation by Meitar and Wachtell Lipton, the Stratasys Board discussed and considered the terms of the Offer with members of Stratasys’ management team and advisors. Thereafter, the Stratasys Board unanimously determined that the Offer substantially undervalues Stratasys and is not in the best interests of Stratasys and its shareholders and does not constitute a “Superior Proposal” under the terms of the Desktop Metal Merger Agreement.

On May 30, 2023, Stratasys filed this Statement. That same day, Stratasys issued a press release and letter to its shareholders announcing the Stratasys Board’s recommendation that Stratasys shareholders reject the Offer, not tender any of their Stratasys ordinary shares to Nano pursuant to the Offer and deliver a Notice of Objection against the Offer.

Reasons for Recommendation

The Stratasys Board has determined that the Offer is inadequate and not in the best interests of Stratasys and its shareholders. Accordingly, the Stratasys Board unanimously recommends that Stratasys shareholders reject the Offer, not tender any of their Stratasys ordinary shares to Nano pursuant to the Offer and deliver a Notice of Objection against the Offer. The Stratasys Board reaffirms its recommendation of, and its declaration of advisability with respect to, the Desktop Metal Merger Agreement.

In reaching this conclusion and making its recommendation to reject the Offer, the Stratasys Board consulted with its independent financial and legal advisors and management and took into account numerous factors, including but not limited to, the following:

(I) The Offer is inadequate and substantially undervalues Stratasys’ industry-leading position and growth opportunities, including in light of the Desktop Metal Merger

The Stratasys Board believes the Offer is inadequate and substantially undervalues Stratasys because it does not reflect the underlying value of the Company’s business, assets, operations and prospects, including its industry-leading position and growth opportunities, including those expected to result from the recently announced Desktop Metal transaction.

●	The Offer does not reflect the significant value creation expected to result from the recently announced Desktop Metal transaction. On May 25, 2023, Stratasys entered into a definitive agreement to combine with Desktop Metal in an all-stock transaction, which was unanimously approved by the Stratasys Board. Desktop Metal is a leader in production metal, sand, ceramic and dental 3D printing solutions. The combination will accelerate Stratasys’ growth trajectory by uniting two leaders to create a next-generation additive manufacturing company that is well-positioned to serve the evolving needs of customers in manufacturing.

In particular, the Board considered the following strategic and financial benefits of the Desktop Metal Merger:

o	Growth opportunities for the combined company. The transaction is expected to establish a uniquely scaled additive manufacturing company that would be one of the largest companies in the industry, targeting $1.1 billion in 2025 revenue. As a result of the transaction, together with Stratasys’ recently expanded offerings, Stratasys’ total addressable market is expected to increase to more than $100 billion by 2032. This would provide significant room for growth as the Company shifts its focus from prototyping to end-use parts manufacturing, one of the fastest growing segments in additive manufacturing.

o	Opportunity to unite complementary portfolios and robust innovation and technology expertise. The Desktop Metal Merger would bring together complementary products and technologies that cover a wide range of industry verticals and use-cases. Bringing together Stratasys’ and Desktop Metal’s additive manufacturing platform offerings, the combined company is expected to have attractive positions across multiple additive manufacturing technologies and solutions and an IP portfolio with more than 3,400 patents and pending patent applications. More than 50% of the combined company’s revenue is expected to be derived from end-use-parts manufacturing and mass production, one of the fastest growing segments in additive manufacturing. The combined company is expected to offer customers end to end solutions from designing, prototyping and tooling to mass production and aftermarket operations across the entire manufacturing lifecycle.

o	Diversification of customer base across industries and applications. With more than 27,000 industrial customers, the combined company is expected to have a large customer base across industries, materials and applications to drive significant recurring revenue from consumables. The combined company is expected to have superior global go-to-market capabilities with enhanced market access for recognizable brands, backed up by premier customer support capabilities.

o	Opportunities for meaningful synergies. Significant revenue and cost synergies are expected as a result of the transaction. By 2025, $50 million of revenue synergies are expected, as a result of existing customers benefitting from the broad and complementary products and services provided by the combined company, enabling cross-selling. Additionally, over $50 million in annualized cost synergies are expected by 2025, in excess of cost savings previously announced by Desktop Metal, from leveraging combined scale to optimize costs.

o	Increased financial strength. The combination is expected to create a well-capitalized business with a very attractive financial model:

▪	Over 50% of revenue from mass production;

▪	$1.1B of total revenue expected by 2025;

▪	45%+ gross margins and 10 – 12% Adjusted EBITDA margins by 2025; and

▪	$437 million of cash and cash equivalents together as of 1Q 2023.[1]

[1]	Includes cash and cash equivalents and short-term investments, before executing the acquisition of the additive manufacturing materials business of Covestro AG. Please see “Item 8. Additional Information—Cautionary Statement on Forward-Looking Statements” and Annex C attached hereto for more information, including information regarding the use of non-GAAP financial measures in this Statement.

●	The Offer substantially fails to adequately value Stratasys’ leadership position in the 3D printing industry and strong track record of consistent operational and financial performance. In evaluating the Offer, the Stratasys Board considered Stratasys’ long and proven track record of strong performance. Stratasys has built the largest industrial 3D printing install base and strongest global infrastructure platform in the world, with over 2,200 patents (approved and pending) supporting the Company’s industry-leading position. The Company has also created the largest materials portfolio software platform, delivering the most advanced capabilities and integration with the rapidly expanding additive manufacturing sector. With sustainable revenue generated from each of its technologies, Stratasys is the only profitable pure-play 3D printing company.

Stratasys also has a strong financial profile, with the highest revenues (of $651 million) of any 3D printing provider in 2022, no debt outstanding on its balance sheet, and cash, cash equivalents and short-term investments of $328 million as of December 31, 2022. The Stratasys Board believes that the Company’s strong balance sheet and financial flexibility provide it with multiple levers for value creation, including by positioning the Company to be a consolidator in the additive manufacturing sector. In that regard, in addition to the Desktop Metal Merger, the Company intends to build on its track record of four successful acquisitions over the last three years, which have accelerated Stratasys’ production-scale additive manufacturing capabilities.

●	Stratasys’ value creation strategy represents significantly greater value for shareholders than the value represented by the Offer. In 2020, Stratasys implemented a strategy to be the first choice for polymer 3D printing, with a specific focus on expanding into fast-growing manufacturing applications. Stratasys has been successfully executing this strategy and shifting its business mix toward a higher concentration of end part manufacturing from predominantly prototyping. The Company’s strategic plan includes:

o	Defending the core business: Revenues from Polyjet and Fused Deposition Modeling (“FDM”) are growing (11% compound annual growth rate between 2020 and 2022, compared with a 3% compound annual decline from 2014 through 2019). The Company is a leader in this sector, with a significant market share in both Polyjet and FDM, and is the only 3D printing player with large-part FDM capabilities.

o	Broadening polymer solutions offering: The Company has introduced three additional technologies to its portfolio since 2020, including Digital Light Processing (“DLP”), Stereolithography and Powder Bed Fusion (“PBF”). With these expanded offerings, the Company estimates that it will triple the total addressable market from approximately $2 billion in 2023 to approximately $6 billion in 2027. PBF and DLP technologies are expected to experience the greatest growth through 2027 and will account for approximately 40% of total polymer market share in 2027. These expanded offerings are expected to create significant value for shareholders in the near to intermediate term.

o	Developing end-to-end manufacturing solutions: The Company has focused on unique offerings for high-potential manufacturing use cases and established two open platforms (Materials & Software) to create a launchpad into manufacturing environments across technologies and use-cases.

o	Evolving go-to market capabilities: The Company believes its network of more than 200 channel partners is among the strongest and most experienced in the industry, providing unparalleled market access in every region and every major market. This network of resellers worldwide is exclusive to Stratasys and its technologies, and has been built over many years, making it unable to be quickly and easily duplicated.

In addition to expanding its presence within existing end markets, the Company is also targeting and penetrating critical new end markets, such as restorative medicine. The value of newly introduced technologies and use-cases, such as the Company’s recent announcement of its bioprinting partnership with CollPlant, have yet to be realized and are expected to create significant shareholder value in the future. The Board believes that the Desktop Metal Merger will accelerate the Company’s growth trajectory as it builds on the complementary strengths of the combined business to drive continued innovation and deliver enhanced value to shareholders, customers and employees.

The Stratasys Board believes that Stratasys is at an inflection point in the transformation it began in 2020, and that, with successful execution of the Desktop Metal Merger and the Company’s reframed strategy under its experienced management team, the Company is poised to deliver shareholder value well in excess of the Offer.

(II) The Offer is highly opportunistic and part of a self-interested campaign by Nano to acquire control of Stratasys

As discussed in greater detail above in “—Background of the Offer,” the Offer follows a series of unsolicited proposals by Nano to acquire Stratasys, each of which was rejected unanimously by the Stratasys Board, and is part of what the Stratasys Board believes is a self-interested campaign by Nano to acquire control of Stratasys, which is being executed against the background of Nano’s own pending litigation with its largest shareholder, Murchinson, due to be heard in the Israeli courts on June 18, 2023 and July 10, 2023.

Despite offering $20.05 per share in a proposal submitted to the Stratasys Board on April 3, 2023 and $19.55 per share in its March 29, 2023 proposal, Nano has decided to offer Stratasys shareholders $18.00 per share in the Offer, equal to the proposal it initially made on March 6, 2023. The Stratasys Board views Nano’s decision to proceed with the Offer to increase its ownership to 53% to 55% of the outstanding Stratasys ordinary shares at an amount per share that is $2.05 less than the amount per share Nano indicated it was willing to pay to acquire 100% of the outstanding Stratasys ordinary shares not held by Nano as evidence of the manipulative and self-interested nature of the Offer.

In addition to being 10% below the $20.05 value that Nano itself ascribed to the Company through its most recent previous proposal, the Stratasys Board believes that the Offer is highly opportunistic in its timing, coming as Stratasys is trading at a 30.6% discount to its last 12-month intraday high of $21.44. The Offer of $18.00 per share reflects a 1.5x 2023E EV/Revenue multiple, which is significantly below the median of 2.7x 2023E EV/Revenue at which the Company’s peers trade.

The Stratasys Board believes that Nano’s campaign to acquire Stratasys is motivated at least in part by a desire to distract its own shareholders from Nano’s internal problems, including a track record of value destruction, poor governance and conflicts of interest, with the timing and process of the campaign driven at least in part by the timing of its upcoming court hearings against Murchinson in June and July. As noted by the Israeli court in its April 16, 2023 decision with respect to the ongoing dispute between Murchinson and Nano, “it is doubtful whether the shareholders [of Nano] trust [its] board composition and the decisions made by it.”

(III) The Offer is subject to significant uncertainty and risk arising from Nano’s board’s questionable authority

The Stratasys Board believes that Nano’s campaign against Stratasys is of questionable legal authority and credibility and poses significant risk to the Company and its shareholders. As discussed in greater detail above in “—Background of the Offer,” the composition and legitimacy of Nano’s board and management, and consequently Nano’s authority to make and consummate the Offer, remain unclear due to Nano’s pending court litigation with its largest shareholder, Murchinson.

On March 20, 2023, at a special meeting requisitioned by Murchinson, according to Murchinson’s announcement of the results of such meeting, at least 92% of the votes cast supported Murchinson’s proposal to remove four directors from the board of directors of Nano, including Mr. Stern. Murchinson, Nano and Mr. Stern are now involved in litigation as to who in fact is currently leading Nano. This litigation does not appear likely to be resolved in the near future. On April 16, 2023, the Israeli court hearing the case issued a decision on Murchinson’s motion for temporary relief, holding that Murchinson would be allowed to appoint two of its board nominees as board observers of Nano, and noted that “there are doubts, even prima facie, regarding the legality of the board composition,” and that “[the court has] found evidence that indicates, and this is only being said prima facie, that [Nano’s] shareholders lack trust in its management” (Nano’s application for leave to appeal the decision to the Israeli Supreme Court was swiftly rejected). Despite the ruling, Nano, led by a board and management team whose legality and authority remain in doubt, has continued to pursue its campaign to acquire the Company. The Israeli court presiding over the case has scheduled an evidence hearing (which is typically the final oral hearing after which the judgement is handed down), on July 10, 2023.

Nano has also argued before the court that, if it is ultimately determined that Nano’s board composition is not authorized, it would be possible for the properly constituted board to ratify actions retroactively, including the commencement of this Offer. However, Nano did not discuss the unprecedented and irreversible harm that would be caused if the properly constituted board does not resolve to ratify such actions.

Accordingly, the Stratasys Board is concerned that the uncertainty regarding the authority of Nano’s board and management to make and consummate the Offer exposes Stratasys, its shareholders and other stakeholders to considerable risk. It is not possible to predict with certainty the precise nature of the negative consequences that would result for Stratasys and its shareholders—both as to shares that may be acquired by Nano in the Offer and to shareholders who remain holders of Stratasys shares after the Offer (including Stratasys shareholders who accept the Offer, to the extent the Offer receives acceptances with respect to more than 27,925,689 Stratasys ordinary shares) —as well as for other stakeholders were it ultimately to be determined by the Israeli courts that the Offer has been made without the proper authority. Those consequences could include subjecting shareholders who may sell shares in the Offer to claims for rescission of those sales, whether in litigation in Israel or otherwise, and legal uncertainty about any actions taken by Stratasys during the period following the Offer if it is consummated and later determined to have been pursued by Nano without the proper authority.

(IV) Nano acquiring a majority of Stratasys’ ordinary shares would not be in the interest of Stratasys and its remaining shareholders, who would be investors in a Nano-controlled company

The Stratasys Board believes that an acquisition by Nano of a majority of the outstanding Stratasys ordinary shares would result in profound adverse consequences for the Company and its shareholders (including Stratasys shareholders who accept the Offer, to the extent the Offer receives acceptances with respect to more than 27,925,689 Stratasys ordinary shares), who would own shares in a Nano-controlled company.

Nano does not have an operational track record of value creation and is not equipped to successfully operate a global business at the scale of Stratasys. The Stratasys Board believes that if Nano were to acquire a controlling stake in Stratasys, the Company’s business would suffer as a result of the operational inexperience of Nano’s management and board of directors. In fiscal year 2022, for example, Nano’s revenues and gross profit were $45 million and $14 million, respectively, compared with Stratasys’ revenue of $630 million and gross profit of $309 million. Additionally, Stratasys is a profitable business, having generated $36 million of Adjusted EBITDA in 2022, versus Nano’s loss of $89 million in Adjusted EBITDA.

Nano’s management has demonstrated a disregard for shareholder value through its history of value-destructive behavior. The Stratasys Board believes that Nano has pursued several value-destructive acquisitions, for example DeepCube and NanoFabrica, in order to avoid returning cash to its shareholders. Nano’s market capitalization is currently more than $125 million below the value of its cash and cash equivalents, demonstrating the extent of value destruction overseen by Mr. Stern and Nano’s management. The Stratasys Board believes that Nano has relied on acquisitions to drive top-line revenue growth but, in contrast to Stratasys, has failed to demonstrate an ability to grow profitably.

Nano has a history of questionable practices and its governance values undermine shareholders’ rights. The Stratasys Board believes that Nano’s extremely poor governance record would threaten shareholder value at a Nano-controlled Stratasys just as it has contributed to value destruction and underperformance at Nano. Nano has demonstrated its disregard for shareholders’ rights by, among other things, failing to disclose the voting results of director elections, and changing the classification of directors to avoid facing shareholder votes. In December 2022, Nano’s shareholders rejected all resolutions proposed at Nano’s special general meeting, including resolutions to reduce the exercise price of warrants held by Mr. Stern (which would have increased the value of such warrants to approximately $55,000,000), and the elimination of the cap on Nano’s indemnification obligations to its directors and officers to permit indemnification with respect to the total amount of financial capabilities of Nano, including from third-party loans. As ISS has observed, Nano’s past action of “shuffling directors between classes has deprived shareholders of their right to opine on nominees.” In addition, there are serious deficiencies in the composition, structure and independence of Nano’s board of directors, which is subject to undue influence by Mr. Stern. The Stratasys Board agrees with ISS’s observation that Mr. Stern “is at the center of the underperformance and corporate governance concerns” at Nano. The Stratasys Board notes in this regard that ISS and the other two major independent proxy advisory firms, Glass Lewis and Egan Jones, recommended in favor of Murchinson’s proposal to remove four Nano directors, including Mr. Stern, at the Disputed Nano Shareholder Meeting.

Nano holding a majority stake in Stratasys would create serious conflicts of interest that would interfere with Stratasys’ ability to maintain excellence in its operations and innovation. The Stratasys Board is concerned that, as a result of Nano becoming a controlling shareholder, Nano would acquire the ability to divert profitable business initiatives away from Stratasys for its own benefit and may enter into related party agreements that benefit Nano at the expense of the minority shareholders of Stratasys (including Stratasys shareholders who accept the Offer, to the extent the Offer receives acceptances with respect to more than 27,925,689 Stratasys ordinary shares). In that regard, were Nano to become a controlling shareholder of Stratasys, its interactions with Stratasys would become subject to the requirements of Israeli law applicable to interested-party transactions which impose a variety of restrictions on such interactions and could embroil Stratasys and its remaining non-Nano shareholders in requirements for shareholder votes, controversy and litigation in the Israeli courts.

Nano’s Plans for Stratasys could include changes in its formation documents and even delisting. According to the Offer, Nano’s plans for Stratasys could include changes in Stratasys’ memorandum and articles of association, capitalization and even its SEC registration or NASDAQ listing. This would mean that the remaining holders of the Stratasys ordinary shares, which could include Stratasys shareholders who accept the Offer, to the extent the Offer receives acceptances in respect of more than 27,925,689 Stratasys ordinary shares, may be subject to amended rights in respect of their Stratasys ordinary shares or the loss of the ability to trade their Stratasys ordinary shares on a major stock exchange, or in fact on any exchange.

(V) A minority of shareholders tendering their shares in the Offer should not be permitted to result in Nano acquiring control of the Company, particularly in light of the potentially coercive effects of the Offer

The Stratasys Board believes that, particularly in light of the potential adverse consequences noted above, the acquisition by Nano of control of Stratasys should not be permitted to occur on the basis of a minority of its public shareholders tendering their shares in a special tender offer such as the Offer, which is a partial tender offer. In addition, under Israeli law, if Nano consummates the Offer, it and its affiliates will be prohibited for one year from conducting an additional tender offer for Stratasys ordinary shares or merging with Stratasys. Nano will, however, be permitted to acquire up to 90% of the outstanding Stratasys ordinary shares in the open market or through private transactions. These restrictions result in the Offer being highly coercive to Stratasys shareholders, given that to the extent Stratasys shareholders do not tender their shares in the Offer, or are not entitled under the Offer to tender all of their Stratasys ordinary shares, they will have significantly reduced opportunities for liquidity following the consummation of the Offer, while Nano will be able to increase its ownership of the Company at market prices and with no control premium. The Stratasys Board adopted the Rights Plan in July 2022 in part due to its concern that a shareholder might be able to gain control of Stratasys through an accumulation of shares without appropriately compensating all Stratasys shareholders for control, which is precisely what Nano is seeking to accomplish through the Offer.

Under the Companies Law, the initial count of shareholder responses actually submitted effectively serves as a referendum on the Offer. Even if a Stratasys shareholder initially submits a Notice of Objection to oppose the Offer, –it may nevertheless tender its Stratasys ordinary shares (within the additional four (4) calendar day period for additional acceptances following the Expiration Date). Accordingly, by initially filing a Notice of Objection, if the aggregate number of Stratasys ordinary shares represented by filed Notices of Objection exceeds the number of Stratasys ordinary shares validly tendered and not withdrawn (excluding Stratasys ordinary shares held by Nano or by any shareholder who has a “personal interest” or such shareholder’s relatives, within the meaning of the Companies Law), the Offer cannot be consummated. The Notice of Objection is attached as Annex D to this Statement.

(VI) The Offer is highly conditional and places Stratasys and its shareholders at substantial risk that it will never be consummated, and even if consummated, will be significantly delayed

The Stratasys Board believes that the numerous conditions set forth in the Offer render it questionable whether it is even an ‘offer’ which is capable of acceptance at all, and at the very least, create significant uncertainty and risk as to whether the Offer can be completed and the timing for completion, if at all. As described in greater detail in “Item 2. Identity and Background of Filing Person — Tender Offer” above, the Offer is subject to the following conditions:

●	the Threshold Condition;

●	the Minimum Tender Condition;

●	the Minimum Majority Condition;

●	the Rights Plan Condition;

●	the Change of Business Condition;

●	the No Impairment Condition;

●	the CFIUS Condition; and

●	the Legal and Regulatory Approvals Condition.

In many cases, the conditions to the Offer are subject to satisfaction in Nano’s discretion and/or do not contain customary materiality qualifications. The Stratasys Board believes that the effect of these, and other numerous conditions, is that Stratasys’ shareholders cannot be assured that Nano will be able to consummate the Offer. Each of the foregoing conditions are for the benefit of Nano and may be asserted by Nano in its sole discretion regardless of the circumstances giving rise to any such condition failing to be satisfied so long as they are not caused exclusively by any action or inaction of Nano, and, in the case of the Rights Plan Condition, subject to applicable law, may be waived by Nano in whole or in part at any time and from time to time until the Expiration Date, in each case, in the exercise of Nano’s reasonable judgment.

The No Impairment Condition is drafted in extremely broad and general terms and, according to the terms of the Offer, Nano may decide in its reasonable judgment whether this condition has been met. The condition also lacks customary materiality qualifications regarding the events or circumstances that would result in the condition not being satisfied. Accordingly, even assuming that the numerous other conditions to the Offer could be satisfied, this condition creates uncertainty regarding whether Nano would consummate the Offer given that any number of otherwise insignificant events or circumstances could be deemed by Nano to cause this condition not to be satisfied.

In addition, Nano has not made any commitment to extend the Offer long enough to permit the CFIUS Condition or the Legal and Regulatory Approvals Condition to be satisfied. Even though Nano should be aware that it will likely take several months for the CFIUS Approval (as defined by Nano in the Offer to Purchase) and any other required regulatory approvals to be obtained, there is no commitment by Nano to extend and keep open the Offer until such conditions have been satisfied. Even if Nano continuously extends the Offer until the CFIUS Approval and any other required regulatory clearances have been obtained, Nano may adversely modify the terms of its Offer, including the price, in connection with any of these extensions of the Offer. Other than the CFIUS Approval, Nano does not indicate which regulatory approvals may be required to consummate the Offer, or the process for making such a determination. In addition, under the terms of the Offer, Nano will be not obligated to accept any action, restriction, or condition required or imposed by CFIUS or any other governmental entity on the acquisition of Stratasys ordinary shares as a condition of obtaining the CFIUS Approval or any other required regulatory approvals, and Nano expressly indicates that any condition it is required to accept in connection with obtaining the CFIUS Approval or other regulatory approvals could give rise to Nano’s right to terminate the Offer pursuant to the other conditions to the Offer. Further, Nano retains the discretion to waive the CFIUS Condition and the Legal and Regulatory Approvals Condition, and the waiver by Nano of a required regulatory consent, likely in part in order to meet Nano’s own timing concerns related to its dispute with Murchinson, in breach of applicable law, could have an adverse impact on Stratasys (and accordingly, on the remaining holders of the Stratasys ordinary shares, which could include Stratasys shareholders who accept the Offer, to the extent the Offer receives acceptances with respect to more than 27,925,689 Stratasys ordinary shares).

(VII) Nano’s extensive history of misleading public statements about Stratasys call Nano’s credibility into question

The Stratasys Board believes that Nano’s and Mr. Stern’s history of making misleading public statements during its campaign to acquire Stratasys evidence a lack of credibility. Most recently, Nano mischaracterized the April 16, 2023 ruling of the Israeli court referenced above, by claiming that the court “confirm[ed] that the [Nano] board of directors has full legitimacy to transact with Stratasys,” when in fact the authority of Nano’s board and management to launch and consummate the Offer remains in doubt and continues to be subject to adjudication in the Israeli courts, as the full ruling of the Israeli court makes clear.

In addition, Mr. Stern made several misleading claims regarding Nano’s interactions with Stratasys and the compensation of members of the Stratasys Board. Contrary to Mr. Stern’s claims, Stratasys CEO Dr. Yoav Zeif met with Mr. Stern only once, on March 9, 2023, following Nano’s submission of its initial proposal to acquire Stratasys for $18.00 per share in cash. During that meeting, which was at Mr. Stern’s request, Dr. Zeif did not, contrary to Mr. Stern’s suggestions, indicate any support for the proposal, and instead made it clear that Stratasys would respond once the Stratasys Board’s review of the proposal was completed. Also contrary to Mr. Stern’s statements, Dr. Zeif fully supported the Stratasys Board’s unanimous rejection of the proposal, and no other members of the Stratasys Board have had any discussions with Mr. Stern. Mr. Stern also falsely claimed that members of the Stratasys Board are compensated primarily in cash in an attempt to argue that they are not aligned with the interests of Stratasys shareholders. In fact, Stratasys directors are primarily compensated in Stratasys ordinary shares for their service on the Stratasys Board, through equity awards that are approved by the Company’s shareholders.

The effect of the foregoing is that Stratasys shareholders cannot be assured as to whether, or when, Nano will consummate the Offer.

(VII) The Stratasys Board has received an inadequacy opinion from J.P. Morgan.

The Stratasys Board considered the fact that on May 29, 2023, J.P. Morgan rendered an oral opinion to the Stratasys Board, subsequently confirmed in writing, to the effect that, as of May 29, 2023, and based on and subject to the various assumptions, qualifications, limitations and other matters described in the written opinion, the consideration proposed to be paid to the holders (other than Nano and any of its affiliates) of Stratasys ordinary shares pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of J.P. Morgan, dated May 29, 2023, which sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken in connection with such opinion, is attached as Annex B to this Statement. J.P. Morgan provided its opinion for the information and assistance of the Stratasys Board in connection with its consideration of the Offer. The opinion of J.P. Morgan is not advice or a recommendation as to whether any holder of Stratasys ordinary shares should tender its Stratasys ordinary shares in connection with the Offer or otherwise how to act in connection with the Offer or any other matter.

* * * * *

The foregoing discussion of the information and factors considered by the Stratasys Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Stratasys Board in reaching its conclusions and recommendations. The members of the Stratasys Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Stratasys and considered the advice of the Stratasys Board’s financial and legal advisors. In light of the number and variety of factors that the Stratasys Board considered, the members of the Stratasys Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Stratasys Board was made after considering the totality of the information and factors involved. In addition, individual members of the Stratasys Board may have given different weight to different factors.

In light of the factors described above, the Stratasys Board has determined that the Offer is not in the best interests of Stratasys and its shareholders.

ACCORDINGLY, THE STRATASYS BOARD UNANIMOUSLY RECOMMENDS THAT STRATASYS SHAREHOLDERS REJECT THE OFFER AND NOT TENDER ANY OF THEIR STRATASYS ORDINARY SHARES TO NANO PURSUANT TO THE OFFER AND DELIVER A NOTICE OF OBJECTION AGAINST THE OFFER.

The Stratasys Board reaffirms its recommendation of, and its declaration of advisability with respect to, the Desktop Metal Merger Agreement.

Intent to Tender

To the knowledge of Stratasys after making reasonable inquiry, none of Stratasys’ directors, executive officers, affiliates or subsidiaries intends to tender any Stratasys ordinary shares held of record or beneficially owned by such person pursuant to the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Stratasys has retained J.P. Morgan as its financial advisor in connection with the review and assessment by the Stratasys Board of the Offer. Stratasys retained J.P. Morgan as its financial advisor because J.P. Morgan is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience in situations similar to the Offer, expertise in Stratasys’ industry and knowledge of Stratasys’ business. The engagement letter between Stratasys and J.P. Morgan provides for a fee of up to $4,500,000 in connection with the Offer.

Stratasys has engaged Morrow Sodali to assist it in connection with Stratasys’ communications with its shareholders in connection with the Offer. Stratasys has agreed to pay customary compensation to Morrow Sodali for such services. In addition, Stratasys has agreed to reimburse Morrow Sodali for certain expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Stratasys has also retained Joele Frank as its public relations advisor in connection with the Offer. Stratasys has agreed to pay customary compensation to Joele Frank for such services. In addition, Stratasys has agreed to reimburse Joele Frank for certain expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither Stratasys nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the shareholders of Stratasys on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company

Securities Transactions

No transactions with respect to Stratasys ordinary shares have been effected by Stratasys or, to Stratasys’ knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries, during the 60 days prior to the date of this Statement.

Item 7. Purposes of the Transaction and Plans or Proposals

For the reasons discussed in “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” above, the Stratasys Board unanimously concluded that the Offer pursuant to the terms and subject to the conditions described in the Schedule TO does not constitute a “Superior Proposal” for purposes of the Desktop Metal Merger Agreement and is not in the best interests of Stratasys and its shareholders, and recommended that Stratasys shareholders reject the Offer and not tender their Shares pursuant to the Offer. Stratasys regularly maintains contact with third parties in the industries in which it participates, regarding possible business transactions. Stratasys has not ceased, and expects to continue, such activity as a result of the Offer, subject to the terms and conditions of the Desktop Metal Merger Agreement. Stratasys’ policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law). Stratasys does not expect to provide an update regarding the foregoing unless and until it is engaged in negotiations or other activities that would require disclosure under applicable law.

Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, Stratasys is not currently undertaking nor engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for, or other acquisition of, Stratasys ordinary shares by Stratasys, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving Stratasys or any of its subsidiaries; (iii) any purchase, sale, or transfer of a material amount of assets of Stratasys or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Stratasys.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Stratasys Board, agreements in principle, or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information

Israeli Companies Law

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Alternatively, such an acquisition may be approved pursuant to a private placement approved by the company’s shareholders with the purpose of approving the acquisition of 25% or more, or 45% or more of the company’s voting rights. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company and there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. In addition, the board of directors must disclose any personal interest each member of the board of directors has in the offer or stems therefrom.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser and its controlling shareholder, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including relatives and entities under such person’s control). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the company and may not enter into a merger with the company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Regulatory Approvals

Antitrust Clearance

Antitrust agencies frequently scrutinize the legality under the antitrust laws of transactions such as Nano’s acquisition of Stratasys ordinary shares pursuant to the Offer. At any time before or after the consummation of any such transactions, one of the antitrust agencies of the United States or Israel, or any other governmental, administrative or regulatory agency, could take such action under the applicable antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares pursuant to the Offer or seeking divestiture of the Stratasys ordinary shares so acquired or divestiture of certain of Stratasys’ or Nano’s assets. States and private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

See the section of this Statement titled “Item 2. Identity and Background of Filing Person—Tender Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

CFIUS Approval

According to the Offer to Purchase, Nano’s acquisition of Stratasys ordinary shares pursuant to the Offer would trigger a mandatory declaration filing with CFIUS no sooner than 30 calendar days prior to the Expiration Date. The Offer to Purchase provides that, while Nano does not presently intend to delay the acceptance for payment of, or payment for, Stratasys ordinary shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval (including CFIUS approval) or other action, if needed, would be obtained or would be obtained without substantial conditions, or that failure to obtain any such approval or other action might not result in unknown or unforeseen consequences adverse to Stratasys’ business, any of which may give Nano a right to terminate the Offer at any Expiration Date without accepting for payment any Stratasys ordinary shares validly tendered (and not properly withdrawn) pursuant to the Offer.

Please see Annex A for more information regarding conditions to the Offer.

Rights Agreement

The Rights Agreement to which Stratasys is a party was not intended to prevent or interfere with any action with respect to Stratasys that the Stratasys Board considers favorable to, and in the best interests of, all Stratasys shareholders. Rather, the Rights Agreement aimed to provide the Stratasys Board with sufficient time to make informed judgments about any attempts to control or significantly influence Stratasys. On July 25, 2022, the Board declared the issuance of one Right for each outstanding Stratasys ordinary share. The Rights were issued on August 4, 2022 (the “Record Date”) to the shareholders of record on that date. Following the commencement of the Offer, the Stratasys Board reaffirmed the Rights Agreement and the maintenance of the Rights to contribute to the preservation of the Company’s long-term value for its shareholders, including in light of the commencement of the Offer.

Each holder of Stratasys ordinary shares as of the Record Date received a Right per share. Each Right allows its holder to purchase from Stratasys one Stratasys ordinary share for $0.01 (the “Exercise Price”), once the Rights become exercisable.

The Rights will not be exercisable until the earlier of (a) the close of business on the tenth day after the public announcement or public disclosure that a person or group has become an “Acquiring Person” (as defined in the Rights Agreement) by obtaining beneficial ownership of 15% or more of the outstanding Stratasys ordinary shares, except if such person or group has become an Acquiring Person pursuant to an offer approved by the majority of the Stratasys Board and (b) 10 business days (or a later date determined by the Stratasys Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer (except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the Stratasys Board) which, if completed, would result in that person or group becoming an Acquiring Person. The date when the Rights become exercisable is referred to in the Rights Agreement as the “Issuance Date.” On April 30, 2023, the Stratasys Board adopted resolutions determining that any Issuance Date in respect of the Offer will occur on the close of business on the tenth day after the “Shares Acquisition Date” (as defined in the Rights Agreement), if any, relating to the Offer, in accordance with the terms and conditions set forth in the Rights Agreement.

Until the Issuance Date, notations in Stratasys’ book-entry accounting system of the transfer agent of the Stratasys ordinary shares, or, in the case of certificated shares, Stratasys ordinary shares certificates, will also evidence the Rights, and any transfer of Stratasys ordinary shares or, in the case of certificated shares, certificates of Stratasys ordinary shares, will constitute a transfer of Rights. After the Issuance Date, the Rights will separate from the Stratasys ordinary shares and be evidenced solely by Rights certificates that Stratasys will mail to all eligible holders of Stratasys ordinary shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.

If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for the Exercise Price, purchase one Stratasys ordinary share per Right. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Stratasys ordinary shares, the Board may extinguish the Rights by exchanging one Stratasys ordinary share or an equivalent security for each Right, other than Rights held by the Acquiring Person. If Stratasys is acquired in a merger or similar transaction after the Issuance Date, all holders of Rights except the Acquiring Person may, for the Exercise Price, purchase one times the number of Stratasys ordinary shares of the acquiring corporation that each shareholder of Stratasys is entitled for each Ordinary Share.

On May 25, 2023, in connection with the Desktop Metal Merger, the Stratasys Board approved and Stratasys entered into the Rights Agreement Amendment to extend the expiration date of the Rights Agreement from July 24, 2023 to the later of (a) July 24, 2023 and (b) the conclusion of the extraordinary general meeting of Stratasys’ shareholders for the purpose of seeking approval of Stratasys’ shareholders of the transactions contemplated by the Desktop Metal Merger Agreement (unless such meeting has been validly adjourned or postponed, in which case at the final adjournment or postponement thereof) or such time as the Desktop Metal Merger Agreement has been validly terminated in accordance with its terms. The Board may redeem the Rights for no consideration at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights.

The terms of the Rights Agreement may be amended by the Stratasys Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights. Prior to exercise, the Rights do not give holders any dividend, voting or liquidation rights.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, including the Amendment, copies of which were previously filed with the SEC as Exhibit 4.1 to Stratasys’ Reports of Foreign Private Issuers on Form 6-K filed on July 25, 2022 and May 25, 2023, and the description of the Rights Plan set forth in Stratasys’ Report of Foreign Private Issuers on Form 6-K filed on May 1, 2023, and are incorporated herein by reference.

Consummation of the Offer is conditioned upon the Board not issuing the Rights pursuant to the Rights Plan as a result of the Offer or Nano otherwise being satisfied in its sole discretion that the Rights will not be triggered as a result of the Offer. Please see “Item 2. Identity and Background of Filing Person” for more information regarding conditions to the Offer.

Cautionary Statement on Forward-Looking Statements

Certain information included or incorporated by reference in this document may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to the Offer, Stratasys’ objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, statements regarding the benefits of the Desktop Metal Merger and all statements (other than statements of historical facts) that address activities, events or developments that Stratasys intends, expects, projects, believes or anticipates will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Stratasys has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: factors relating to the Offer, including actions taken by Nano in connection with the Offer, actions taken by Stratasys or its shareholders in respect of the Offer and the effects of the Offer, the completion or failure to complete the Offer, on Stratasys’ businesses, or other developments involving Nano; the ultimate outcome of the Desktop Metal Merger; the timing of the Desktop Metal Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Desktop Metal Merger; the ability to satisfy closing conditions to the completion of the Desktop Metal Merger (including any necessary shareholder approvals); other risks related to the completion of the Desktop Metal Merger and actions related thereto; the extent of Stratasys’ success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; changes in Stratasys’ overall strategy, including as related to any restructuring activities and its capital expenditures; the impact of shifts in prices or margins of the products that Stratasys sells or services it provides, including due to a shift towards lower margin products or services; the impact of competition and new technologies; impairments of goodwill or other intangible assets in respect of companies that Stratasys acquires; the extent of Stratasys’ success at efficiently and successfully integrating the operations of various companies that Stratasys has acquired or may acquire; the degree of Stratasys’ success at locating and acquiring additional value-enhancing, inorganic technology that furthers Stratasys’ business plan to lead in the realm of polymers; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ supply chain and distribution network and consequently, Stratasys’ ability to successfully sell both Stratasys’ existing and newly-launched 3D printing products; global market, political and economic conditions, and in the countries in which Stratasys operates in particular; government regulations and approvals; litigation and regulatory proceedings; infringement of Stratasys’ intellectual property rights by others (including for replication and sale of consumables for use in Stratasys’ systems), or infringement of others’ intellectual property rights by Stratasys; potential cyber attacks against, or other breaches to, Stratasys’ information technologies systems; the extent of Stratasys’ success at maintaining Stratasys’ liquidity and financing Stratasys’ operations and capital needs; impact of tax regulations on Stratasys’ results of operations and financial condition; and any additional factors referred to in Item 3.D “Key Information — Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects”, as well as in other parts of the 2022 Annual Report.

Any forward-looking statements in this document are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9. Exhibits

		Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
(a)(1)	Press release issued by Stratasys Ltd., dated May 30, 2023					X
(a)(2)	Opinion of J.P. Morgan Securities, LLC, dated May 29, 2023 (included as Annex B to this Statement)					X
(e)(1)	Excerpts from Stratasys Ltd.’s Annual Report on Form 20-F, dated and filed with the SEC on March 3, 2023					X
(e)(2)	Agreement and Plan of Merger, dated as of May 25, 2023, by and among Stratasys, Desktop Metal and Merger Sub	6-K	001-35751	2.1	May 26, 2023
(e)(3)	First Amendment to Rights Agreement, dated as of May 25, 2023, between Stratasys and Continental Stock Transfer & Trust Company as Rights Agent	6-K	001-35751	4.1	May 25, 2023
(e)(4)	Employment Agreement, effective as of February 18, 2020, by and between Stratasys and Yoav Zeif	20-F	001-35751	4.8	February 26, 2020
(e)(5)	Stratasys 2012 Omnibus Equity Incentive Plan	20-F	001-35751	4.2	March 3, 2023
(e)(6)	Stratasys 2022 Share Incentive Plan	6-K	001-35751	99.1	August 26, 2022
(e)(7)	Amendment to Stratsys RSU and PRSU Grant Agreements dated as of December 8, 2022, by and between Stratasys and Eitan Zamir (Acceleration Letter)					X

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2023

STRATASYS LTD.

By:	/s/ Yoav Zeif
Name:	Yoav Zeif
Title:	Chief Executive Officer

Annex A

Conditions to the Offer

According to the Offer to Purchase, under Israeli law, Nano will become irrevocably bound to purchase, subject to proration, the Stratasys ordinary shares validly tendered pursuant to the Offer and not properly withdrawn prior to 11:59 P.M., New York time, on the final expiration date, subject to the following conditions. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Nano’s rights to extend the Expiration Date or otherwise amend the terms of the Offer at any time, Nano shall not be required to accept for payment and, subject to Israeli law, the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Nano’s obligation to either pay for or return tendered Stratasys ordinary shares promptly after the termination or withdrawal of the offer), pay for any tendered Stratasys ordinary shares, if:

●	The number of Stratasys ordinary shares that have been validly tendered, and not properly withdrawn, shall not suffice to meet the Threshold Condition. The Threshold Condition will be satisfied if 3,420,074 or more Stratasys Shares, representing at least 5% of the issued and outstanding Stratasys ordinary shares, have been validly tendered and not properly withdrawn. As a matter of Israeli law, the Threshold Condition cannot be waived.

●	The number of Stratasys ordinary shares that have been validly tendered, and not properly withdrawn, shall not suffice to meet the Minimum Tender Condition. The Minimum Tender Condition will be satisfied if 26,557,660 or more Stratasys ordinary shares have been validly tendered, and not properly withdrawn. According to the Offer to Purchase, Nano does not expect to waive the Minimum Tender Condition.

●	The majority of the Stratasys ordinary shares that shall have been validly tendered, and not properly withdrawn, at the completion of the Offer Period, shall not have been tendered by offerees who do not have a “personal interest” within the meaning of the Companies Law and as described below.

●	The Rights Plan Condition shall not have been satisfied. The Rights Plan Condition will be satisfied if the Stratasys Board terminates the Rights Plan or does not issue Rights pursuant to the Rights Plan as a result of the Offer, or Nano is satisfied in its sole discretion that the Rights will not be triggered as a result of the Offer. Stratasys and/or the Stratasys Board have taken all necessary action in order to render inapplicable any control share acquisition, business combination, Rights Plan (including any distribution under the Rights Plan) or other similar anti-takeover provision under Stratasys’ Articles of Association or Israeli law that will be triggered upon the consummation of the transactions contemplated under the Offer. According to the Offer to Purchase, Nano does not expect to waive the Rights Plan Condition.

●	The Change of Business Condition shall not have been satisfied whereby Stratasys or the Stratasys Board, after the date of the Offer to Purchase, has authorized, recommended, proposed or announced its intent to do so or enter into, or Stratasys has entered into an agreement with respect to or has otherwise effected or agreed or proposed to effect: (i) a merger, consolidation, liquidation, dissolution, spin-off or other business combination with respect to, or disposition or relinquishment of (a) Stratasys or any business unit or subsidiary of Stratasys or (b) any asset or assets constituting more than 10% of Stratasys’ consolidated assets or revenues as reflected in Stratasys’ most recent financial statements filed with the SEC; (ii) any purchase or acquisition by Stratasys or any of its subsidiaries of another business or entity; (iii) the adoption of any, or amendment to any existing, compensation arrangement with any executive officer or director of Stratasys which would be triggered upon a change of control event, including the Offer; or (iv) the contracting, licensing or assignment of rights to manufacture, produce or assemble a material portion of Stratasys products to any third party that is not a subsidiary of Stratasys. According to the Offer to Purchase, Nano does not expect to waive the Change of Business Condition.

●	At any time on or after commencement of the Offer and prior to 11:59 P.M., New York time, on the Expiration Date any of the following “events” shall have occurred, provided that Nano did not know and could not have known of, such an event, on the date of the Offer to Purchase and such “event” would cause the terms of the Offer as a result of such “event” to become materially different from the terms which a reasonable person in the Offeror’s position would have proposed had it known of such “event” on the date of the Offer to Purchase:

o	any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency of competent jurisdiction, domestic or foreign;

o	any action or proceeding instituted or pending by any governmental entity or third party before a court or other authority of competent jurisdiction, domestic or foreign;

o	any change that has or will have occurred (or any development that has or will have occurred involving prospective changes) in the business, assets, liabilities, conditions (financial or otherwise), prospects or results of operations of Stratasys that has, or could reasonably be expected to have, in Nano’s reasonable discretion;

o	any general suspension of trading in securities on Nasdaq;

o	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Israel (whether or not mandatory) or a material limitation (whether or not mandatory) by any governmental entity on the extension of credit by banks or other lending institutions, that could have a material adverse effect on Nano, Stratasys or the trading of the Stratasys ordinary shares;

o	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material escalation or the worsening thereof;

o	any change in the general political, market, economic or financial conditions in the United States, Israel or abroad that could, have a material adverse effect on Nano, on Stratasys or the trading of the Stratasys ordinary shares; or

o	a tender offer or exchange offer for any or all of Stratasys shares, or any merger, acquisition, business combination or other similar transaction with or involving Stratasys or any of its subsidiaries, shall have been proposed, announced or made by any other person or has been publicly disclosed.

●	At least one U.S. business day prior to the Expiration Date, Nano shall not have obtained CFIUS Approval of the transaction. For the purposes hereof, “CFIUS Approval” means either (i) written notice from CFIUS stating that: (A) CFIUS has determined that the acquisition of the Stratasys ordinary shares by Nano is not a “covered transaction” subject to review under Section 721 of the U.S. Defense Production Act of 1950, as amended, including any implementing regulations thereof (the “DPA”); or (B) the assessment, review or investigation of the acquisition of the Stratasys ordinary shares by Nano under the DPA has been concluded and that CFIUS has determined that there are no unresolved national security concerns with respect to the transaction; or (ii) CFIUS has sent a report to the President of the United States requesting the President’s decision on the transaction and either (A) the period under the DPA during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transition has expired without any such action being threatened, announced or taken or (B) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the transaction. According to the Offer to Purchase, for the avoidance of doubt, Nano shall be not obligated to accept any action, restriction, or condition required or imposed by CFIUS on the acquisition of Stratasys ordinary shares as a condition of obtaining CFIUS Approval. According to the Offer to Purchase, the failure to obtain CFIUS Approval at least one U.S. business day prior to the Expiration Date, is waivable as a closing condition by Nano in its discretion.

●	At least one U.S. business day prior to the Expiration Date, Nano shall not have obtained any other approvals, licenses, permits or consents of any competent authority or any other approval, which is required under applicable law in order to purchase the Stratasys ordinary shares pursuant to the Offer.

According to the Offer to Purchase, under the Companies Law, a “personal interest” of a person in an action or transaction of a company (i) includes a personal interest of any spouse, sibling, parent, grandparent or descendant of the person, any descendant, sibling or parent of a spouse of the person and the spouse of any of the foregoing; and (ii) excludes a personal interest arising solely from the ownership of shares. According to the Offer to Purchase, under the Companies Law, in the case of a person tendering by proxy “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to tender the shares. In accordance with the Companies Law, each tendering shareholder is required to inform Nano when tendering their Stratasys ordinary shares, by indicating in the Letter of Transmittal, whether or not it has a personal interest in the acceptance of the Offer; otherwise, such tendering shareholder will be deemed to have not tendered its Stratasys ordinary shares in the Offer and its Stratasys ordinary shares will not be counted for the purposes of determining if the Threshold Condition has been satisfied.

According to the Offer to Purchase, the foregoing conditions are for the sole benefit of Nano and may be asserted by Nano regardless of the circumstances giving rise to any such conditions so long as they are not caused exclusively by any action or inaction of any member of Nano, and, in the case of the fourth solid bullet above, subject to applicable law, may be waived by Nano in whole or in part at any time and from time to time until the Expiration Date (as may be extended, subject to applicable law), in each case, in the exercise of Nano’s reasonable judgment.

The Offer to Purchase further provides that Nano’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to 11:59 P.M., New York time, on the Expiration Date. According to the Offer to Purchase, all of the conditions of the offer must be satisfied or waived before the Expiration Date. If Nano proceeds with the Offer after failing to exercise any of the foregoing rights, this will be deemed a waiver of such rights, and depending on the materiality of the waived right and the number of days remaining in the Offer, Nano may be required to extend the offer and recirculate new disclosure to the tendering shareholders. According to the Offer to Purchase, a public announcement may be made of a material change in (as may be permitted under applicable law), or waiver of, such conditions, and the Expiration Date may, in certain circumstances, subject to applicable law, be extended in connection with any such change or waiver.

According to the Offer to Purchase, should the Offer be terminated pursuant to the foregoing provisions, all tendered Stratasys ordinary shares shall be promptly returned by the depositary to the tendering shareholders. The Offer to Purchase also provides that the offer is not conditioned on the availability of financing or the approval of the Stratasys Board.

Annex B

May 29, 2023

The Board of Directors

Stratasys Ltd.

7665 Commerce Way

Eden Prairie, MN 55344

Members of the Board of Directors:

You have requested our opinion as to the adequacy, from a financial point of view, to the holders (other than the Offeror (as defined below) and its subsidiaries and affiliates) of ordinary shares of Stratasys Ltd. (the “Company”) with a nominal amount of NIS 0.01 per share (the “Company Ordinary Shares”) of the consideration proposed to be paid to such holders pursuant to the Offer (as defined below). Pursuant to the Offer to Purchase, dated as of May 25, 2023 and related letter of transmittal (collectively, the “Offer”) contained in the Tender Offer Statement on Schedule TO (together with all annexes and exhibits thereto, the “Offer Documents”) filed by Nano Dimension Ltd. (the “Offeror”), the Offeror has made an offer to acquire up to 27,925,689 Company Ordinary Shares pursuant to a tender offer in which the holder of each Company Ordinary Share tendered in the Offer would be entitled to receive, in respect of such share, an amount in cash equal to $18.00 (the “Consideration”).

In connection with preparing our opinion, we have (i) reviewed the terms and conditions of the Offer as set forth in the Offer Documents; (ii) reviewed the draft as of May 29, 2023 of the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the

U.S. Securities and Exchange Commission on or about May 29, 2023; (iii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Ordinary Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Offer, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification.

We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Offeror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Offer and the other transactions contemplated by the Offer Documents will have the tax consequences described in the Offer Documents and in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Offer Documents. We have also assumed that the disclosures made by the Offeror in the Offer Documents are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer will be obtained without any adverse effect on the Company or on the contemplated benefits of the Offer.

B-1

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the adequacy, from a financial point of view, of the Consideration proposed to be paid to the holders of the Company Ordinary Shares (other than the Offeror and its subsidiaries and affiliates) pursuant to the Offer and we express no opinion as to the adequacy of any consideration proposed to be paid in connection with the Offer to the holders of any other class of securities, creditors or other constituencies of the Company, as to the underlying decision by any holder of Company Ordinary Shares to tender any Company Ordinary Shares in the Offer or as to the underlying decision by the Company whether or not to recommend that the holders of Company Ordinary Shares tender their shares in the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration proposed to be paid pursuant to the Offer or the fairness or adequacy of any other term or aspect of the Offer or the other transactions contemplated by the Offer Documents. Our opinion does not address the relative merits of the Offer as compared to other strategies or transactions that might be available to the Company or in which the Company might engage, including the transactions pursuant to the Agreement and Plan of Merger, dated May 25, 2023, among the Company, a wholly-owned subsidiary of the Company, and Desktop Metal, Inc. We express no opinion with respect to the effects of the Offer and the other transactions contemplated by the Offer Documents on any holder of Company Ordinary Shares who elects not to tender such shares in the Offer.

We have acted as financial advisor to the Company in connection with the Offer and will receive fees from the Company for our services, including for the delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had other commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor to the Company with respect to the Company’s pending transaction with Desktop Metals, Inc., for which a fee became payable upon our delivery of an opinion and an additional fee will become payable upon consummation of such transaction. During the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with the Offeror. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding ordinary shares of each of the Company and the Offeror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Offeror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration proposed to be paid to the holders of the Company Ordinary Shares pursuant to the Offer is inadequate, from a financial point of view, to such holders.

The issuance of this opinion has been approved by an opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Offer. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Offer or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any recommendation statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

B-2

Annex C

Non-GAAP Financial Measures

Stratasys has included non-GAAP financial measures in this solicitation/recommendation statement on Schedule 14D-9 to supplement Stratasys’ consolidated financial statements presented on a GAAP basis. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included below.

Use and economic substance of non-GAAP financial measures

Stratasys’ management believes that these non-GAAP financial measures are useful information for investors and shareholders of Stratasys in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact Stratasys’ liquidity and its financial condition or have a non-recurring impact on the statement of operations, as assessed by Stratasys’ management. These non-GAAP financial measures are presented to permit investors and shareholders to more fully understand how Stratasys’ management assesses our performance for internal planning and forecasting purposes.

Material limitations associated with use of non-GAAP financial measures

The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of Stratasys’ results of operations without including all items indicated above during a period, which may not provide a comparable view of Stratasys’ performance to other companies in our industry. Shareholders and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP.

Other companies may calculate the non-GAAP financial measures differently than Stratasys, limiting the usefulness of those measures for comparative purposes.

Stratasys compensates for the limitations on its use of these non-GAAP financial measures by relying primarily on our GAAP financial measures and using non-GAAP financial measures only supplementally. Stratasys also provides robust and detailed reconciliations of each non-GAAP financial measure to the most directly comparable GAAP measure (except for non-GAAP measures relating to fiscal years 2024 and beyond), and Stratasys encourages investors to review those reconciliations carefully.

Stratasys believes that providing these non-GAAP financial measures in addition to the related GAAP financial measures provides investors with greater transparency to the information used by Stratasys’ management in its financial and operational decision-making and allows investors to see Stratasys’ results “through the eyes” of management. Stratasys further believes that providing this information better enables Stratasys’ investors to understand Stratasys’ operating performance and financial condition and to evaluate the efficacy of the methodology and information used by Stratasys’ management to evaluate and measure such performance and financial condition. Disclosure of these non-GAAP financial measures also facilitates comparisons of Stratasys’ operating performance with the performance of other companies in Stratasys’ industry that supplement their GAAP results with non-GAAP financial measures that may be calculated in a similar manner.

Forward-looking non-GAAP measures relating to fiscal years 2024 and beyond are based on internal forecasts and represent management’s best judgment. Reconciliation of such measures to the most directly comparable GAAP financial measures cannot be furnished without unreasonable efforts due to inherent difficulty in forecasting the amount and timing of certain adjustments that are necessary for such reconciliations and which may significantly impact our GAAP results. In particular, sufficient information is not available to calculate certain adjustments that are required to prepare a forward-looking statement of operating profit and operating margin in accordance with GAAP, including, but not limited to, Other charges. Sufficient information is not available to calculate certain adjustments that are required to prepare a forward-looking statement of net earnings (loss), diluted net EPS and cash flow from operations in accordance with GAAP, including, but not limited to, Other charges, Interest and other, net and Provision for (benefit from) taxes. Stratasys also believes that such reconciliations would also imply a degree of precision that would be confusing or inappropriate for these forward-looking measures, which are inherently uncertain.

C-1

Annex D

NOTICE OF OBJECTION
To Tender Ordinary Shares
of
STRATASYS LTD.
Pursuant to the Offer to Purchase
dated May 25, 2023
by
NANO DIMENSION LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK TIME, ON JUNE 26, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Mail or deliver this Notice of Objection, together with the certificate(s) representing your Stratasys Shares, to:

By Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Overnight Courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

DELIVERY OF THIS NOTICE OF OBJECTION TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

PLEASE READ THE INSTRUCTIONS ACCOMPANYING THIS NOTICE OF OBJECTION CAREFULLY BEFORE COMPLETING THIS NOTICE OF OBJECTION.

To:	Nano Dimension Ltd. (“Nano”)

c/o Computershare Trust Company, N.A.

The undersigned hereby notifies you of the undersigned’s objection to the offer by Nano to purchase up to 27,925,689 outstanding ordinary shares, NIS 0.01 par value per share, of Stratasys Ltd., (“Stratasys” and “Stratasys Shares”, respectively), not already owned by Nano, such that Nano would own up to and no more than 55% of the outstanding Stratasys Shares upon consummation of the offer, with a minimum condition of acquiring at least 53% of the outstanding Stratasys Shares upon consummation of the offer, but in any event no less than 5% of the Stratasys Shares upon consummation of the offer, as set forth in the Offer to Purchase, dated May 25, 2023 (as may be amended from time to time, the “Offer to Purchase” and, together with the Letter of Transmittal, as they may be amended, supplemented, or otherwise modified from time to time, the “offer”) with respect to _________________ (insert number) Stratasys Shares held by the undersigned. By executing this Notice of Objection (“Notice of Objection”), the undersigned acknowledges that the undersigned has read, and agrees to, the terms and conditions of the instructions accompanying this Notice of Objection.

Name(s) of Registered Holder(s)

Address(es) of Registered Holder(s)

Signature(s) of Registered Holder(s)

Date: _______________, 2023

DTC Account Number (if applicable): _______________

THIS NOTICE OF OBJECTION SHOULD ONLY BE EXECUTED BY YOU IN THE EVENT THAT YOU OBJECT TO THE OFFER WITH RESPECT TO ALL OR ANY PORTION OF YOUR STRATASYS SHARES. ACCORDINGLY, DO NOT EXECUTE THIS NOTICE OF OBJECTION IF (1) YOU WOULD LIKE TO ACCEPT THE OFFER WITH RESPECT TO THOSE STRATASYS SHARES (IN WHICH CASE YOU SHOULD COMPLETE AND EXECUTE THE LETTER OF TRANSMITTAL) OR (2) YOU DO NOT WISH TO PREVENT THE COMPLETION OF THE OFFER.

NOTE: SIGNATURES MUST BE PROVIDED BELOW

☐	CHECK HERE IF NOTICE OF OBJECTION IS BEING DELIVERED BY BOOK-ENTRY TRANSFER TO THE DEPOSITARY’S ACCOUNT AT THE DEPOSITORY TRUST COMPANY AND COMPLETE THE FOLLOWING:

Name of Tendering Institution: _________________________________________

Account Number: ___________________________________________________

Transaction Code Number: ____________________________________________

INSTRUCTIONS TO THE NOTICE OF OBJECTION

Forming Part of the Terms and Conditions of the offer

1. Explanation of Notice of Objection. Under Israeli law, you may respond to the offer by accepting the offer and tendering all or any portion of your Stratasys Shares in accordance with the Offer to Purchase and the instructions contained in the Letter of Transmittal or by notifying us of your objection to the offer with respect to all or any portion of your Stratasys Shares by executing and delivering this Notice of Objection. Alternatively, you may simply do nothing and not tender your Stratasys Shares or object to the offer. It is a condition to the offer that at the Expiration Date (as defined in the Offer to Purchase), the aggregate number of Stratasys Shares validly tendered in the offer is greater than the number of Stratasys Shares represented by Notices of Objection. In making this calculation, we exclude Stratasys Shares owned by us or our affiliates. We will make this calculation and announce the results promptly after the Expiration Date (as defined in the Offer to Purchase). If this and the other conditions to the offer have been satisfied or, subject to applicable law, waived by us, shareholders will be afforded an additional four calendar days to tender their Stratasys Shares in the offer, but Notices of Objection will no longer be accepted.

If, with respect to all or any portion of your Stratasys Shares, you object to the offer during the Offer Period and the conditions to the offer have been satisfied or, subject to applicable law, waived by us, you may tender such Stratasys Shares during the Additional Offer Period (as defined in the Offer to Purchase).

Do not send any stock certificates with this Notice of Objection.

2. Delivery of Notice of Objection. If you wish to object to the offer and you hold your Stratasys Shares directly, complete and sign this Notice of Objection and mail or deliver it to the Depositary at one of its addresses set forth on the front of this document prior to 11:59 p.m., New York time, on the Expiration Date.

If you wish to object to the offer and you hold your Stratasys Shares through a broker, dealer, commercial bank, trust company or other nominee, request such broker, dealer, commercial bank, trust company or other nominee to submit for you the Notice of Objection to the Depositary prior to 11:59 p.m., New York time, on the Expiration Date.

The method of delivery of this Notice of Objection, share certificates and all other required documents, including delivery through the Depository Trust Company, is at the option and risk of the objecting shareholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

No alternative, conditional or contingent Notices of Objection will be accepted.

3. Signatures on Notice of Objection. If this Notice of Objection is signed by the registered holder(s) of Stratasys Shares, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) evidencing the Stratasys Shares without alteration, enlargement or any other change whatsoever.

If any Stratasys Shares are registered in the name of two or more persons, all of those named persons must sign this Notice of Objection.

If any Stratasys Shares are registered in different names, it will be necessary to complete, sign and submit as many separate Notices of Objection as there are different registrations of those objecting Stratasys Shares.

If this Notice of Objection is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to us of that person’s authority so to act must be submitted.

4. Withdrawal of Notice of Objection. You may withdraw a previously submitted Notice of Objection at any time prior to 11:59 p.m., New York time, on the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the front of this document. Any notice of withdrawal must specify the name of the person(s) who submitted the Notice of Objection to be withdrawn and the number of Stratasys Shares to which the Notice of Objection to be withdrawn relates. Following the withdrawal of a Notice of Objection, a new Notice of Objection may be submitted at any time prior to 11:59 p.m., New York time, on the Expiration Date by following the procedures described above. If Notices of Objection have been delivered pursuant to the procedures for book-entry transfer as set forth above, any notice of withdrawal must also specify the name and number of the account at DTC to be adjusted to reflect the withdrawal of such Stratasys Shares and otherwise comply with DTC’s procedures.

5. Determination of Validity. All questions as to the form and validity (including time of receipt) of Notices of Objection will be determined by us, in our sole discretion, subject to applicable law, which determination will be final and binding on all parties. None of us or our affiliates or assigns, the Depositary, the Information Agent, our counsel or any other person will be under any duty to give notification of any defects or irregularities in any notice or incur any liability for failure to give any such notification.

IMPORTANT: IF YOU SUBMIT A NOTICE OF OBJECTION WITH RESPECT TO STRATASYS SHARES AND THEREAFTER YOU DELIVER TO US A LETTER OF TRANSMITTAL BY WHICH YOU TENDER THOSE STRATASYS SHARES, WE WILL DISREGARD YOUR NOTICE OF OBJECTION. SIMILARLY, IF YOU SUBMIT TO US A LETTER OF TRANSMITTAL BY WHICH YOU TENDER STRATASYS SHARES, AND THEREAFTER (BEFORE THE EXPIRATION DATE) YOU DELIVER TO US A NOTICE OF OBJECTION WITH RESPECT TO THOSE STRATASYS SHARES, WE WILL DISREGARD YOUR LETTER OF TRANSMITTAL. IF YOU SUBMIT A LETTER OF TRANSMITTAL AND A NOTICE OF OBJECTION CONCURRENTLY WITH RESPECT TO THE SAME STRATASYS SHARES, THE NOTICE OF OBJECTION WILL BE DISREGARDED.

6. Questions and Requests for Assistance or Additional Copies. Questions and requests for assistance may be directed to the Information Agent at the address or telephone numbers set forth below. Additional copies of the Offer to Purchase, Letter of Transmittal, this Notice of Objection and other offer documents may be obtained from the Information Agent.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th floor
New York, NY 10104

For assistance call: (877) 668-1646

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